
13001066

ANNUAL REPORT 2012


IntriCon
The Body-Worn Device Company

CONNECTIVITY CREATES OPPORTUNITIES.

BODY-WORN DEVICES.

More intelligent.

Better connected.

Made smaller.



AT INTRICON, WE ARE SHIFTING THE POINT OF CARE.

IntriCon designs, develops and manufactures body-worn devices. These advanced products help medical, healthcare and professional communications companies meet the rising demand for smaller, more intelligent and better connected devices.

As part of an industry-wide effort to reduce the cost of healthcare, our body-worn medical devices help shift the point of care from more expensive settings, like hospitals and clinics, to less expensive ones, such as the home or Internet. We accomplish this by putting more intelligence into our devices, connecting patients and caregivers in non-traditional ways. This shift is enabled by advanced technologies, such as our ultra-low-power (ULP) wireless and digital signal processing (DSP), allowing intervention to be administered by a broader range of professionals and technicians.

IntriCon is headquartered in Arden Hills, Minn., a suburb of Minneapolis/St. Paul. We employ more than 550 people at facilities in the United States, Europe and Asia. IntriCon common stock is traded on the NASDAQ Global Market under the symbol "IIN."

CORE TECHNOLOGIES DRIVE OUR FUTURE.

A SOLID FOUNDATION.

The marketplace demands world-class technology and connectivity. At IntriCon, we deliver. Our proprietary technologies create new and exciting opportunities that will help us expand on key ongoing initiatives moving forward. This solid foundation of technology strengthens our ability to develop new innovative products that shift the point of care for more customers worldwide.







Global footprint.





We currently have five manufacturing facilities located in Minnesota, Maine, Singapore and Indonesia. Our global manufacturing footprint allows us to offer our customers low-cost, high-quality devices. Additionally it positions us to pursue other high-volume opportunities that are emerging across our core businesses. We have effectively implemented our rigorous quality management system both domestically and internationally, to ensure our global manufacturing processes meet the numerous regulatory agency requirements.



ULTRA-LOW-POWER DIGITAL SIGNAL PROCESSING

Digital signal processing, or DSP, converts real-world analog signals into a digital format. Through our nanoDSP technology, IntriCon offers an extensive range of incredibly small ultra-low-power (ULP) DSP amplifiers for hearing, medical and professional audio applications.

miniature TRANSDUCERS

MINIATURE TRANSDUCERS

Our miniature microphone, receiver and micro-coil technology enhance the reliability, sensitivity, supply voltage and output level in body-worn devices — allowing us to make devices that are extremely portable and perform well in noisy or hazardous environments. IntriCon's technology is well-suited for applications in the medical, aviation, entertainment, fire, law enforcement, safety and military markets.

BODYNET®

ULTRA-LOW-POWER WIRELESS CONNECTIVITY

Wireless capabilities are especially critical in body-worn devices. IntriCon's BodyNet® ULP technology — including the nanoLink® and PhysioLink™ wireless systems — transmits critical body measurements to caregivers, connects hearing devices to situational listening accessories, and wirelessly links audio feeds for professional communications.

miniaturization

MINIATURIZATION

At IntriCon, we are experts in miniaturization. Our core miniaturization technology allows us to make high-tech devices that are one cubic inch and smaller. We also specialize in devices that run on very low power. Less power means a smaller battery — and this permits us to reduce size even further and develop devices that fit into the palm of a hand.

Financial Highlights

(dollars in thousands, except per-share data)

Fiscal Year Ended December 31,	2012	2011	2010
Net sales	$63,933	$56,058	$58,697
Gross profit percentage	23.4%	22.6%	25.6%
Research and development expense	4,694	4,876	4,485
Income (loss) from continuing operations	1,000	(1,425)	655
Net earnings (loss)	709	(1,425)	361
Diluted net income (loss) per share	0.12	(0.25)	0.07

At December 31,	2012	2011	2010
Cash	$ 226	$ 119	$ 281
Working capital	8,893	8,207	8,615
Current liabilities	11,667	13,451	9,149
Funded debt	9,905	10,750	7,860
Shareholders' equity	18,722	17,446	18,571



$58,697
$56,058
$63,933
2010
2011
2012

Net Sales *(dollars in thousands)*



25.6%
22.6%
23.4%
2010
2011
2012

Gross Profit Percentage



$0.07
2010
2011
$(0.25)
$0.12
2012

EPS


TO OUR
SHAREHOLDERS

2012 was our strongest revenue year in five years, and we reported gains across all of our businesses as we returned the company to profitability. Equally important, we invested in further developing our core technologies, enhancing and leveraging our global manufacturing infrastructure, and securing new market-changing programs with industry leaders.

Over the past several years we have made substantial investments in our core technology portfolio and global manufacturing infrastructure. We believe this ongoing commitment positions us well for the future as we pursue other high-potential opportunities.

The next phase of our long-term strategy is to leverage IntriCon's technology, product platforms and manufacturing capabilities into two large growth opportunities: the value hearing health market — where we will work to bring additional low-cost, high-quality, high-performing devices to consumers; and, the biotelemetry market — connecting people with caregivers through technology. To that end, we will increase our investments in marketing and sales in 2013. This will allow us to further advance our core technology portfolio and new product platforms, as well as strengthen customer relations and expand our market knowledge.


APT™ D
OPEN ITC

Amazingly small. Unbelievably comfortable. The all-new patent-pending APT™ D Open ITC hearing device is powered by IntriCon's Overtus™ DSP amplifier and features the Reliant CLEAR™ adaptive feedback canceller and the AcousTAP™ acoustic push button. The APT D's design is so small it does not occlude a user's ear canal, and the replaceable wax guard system enhances the robust mechanical design. These unique features create stable and effective amplification and easy integration into existing fitting systems.

FEATURING:


OVERTUS

Core Technologies Incorporated:

ULP DSP, Miniaturization

2012 Results

For 2012, IntriCon reported net sales of $63.9 million and net income of $709,000, or $0.12 per diluted share. This is up from 2011 net sales of $56.1 million and a net loss of $(1.4 million), or $(0.25) per diluted share.

As a percentage of 2012 sales, healthcare-related revenue (hearing health and medical combined) totaled 75.5 percent (37.2 percent hearing health and 38.3 percent medical), with professional audio communications at 24.5 percent. This was relatively consistent with 2011 levels.

Gross profit margins rose for 2012 to 23.4 percent, up from 22.6 percent in the prior year, primarily due to volume increases.

Value Hearing Health: Rapidly Emerging Market Opportunity

We believe the emerging value hearing health market offers significant growth potential for IntriCon. Two of the main contributing factors include the aging population and the low penetration rate, primarily due to high costs to purchase a hearing device and inconveniences in the conventional hearing health distribution channel. This has created the opportunity for alternative care models, such as the insurance channel and personal sound amplifier product (PSAP) channel.

Regarding the insurance channel, we partnered with *hi HealthInnovations,* a UnitedHealth Group company, to become their supplier of hearing aids. We met *hi HealthInnovations*' initial product ramp-up needs for hearing aids early in 2012 and, as expected, we received minimal new orders in the second half of 2012. However, we remain optimistic about the long-term prospects of this market-changing program.

hi HealthInnovations continues to make progress building the infrastructure to provide high-quality, affordable hearing health care to a broad range of customers. During the year, UnitedHealthcare expanded its *hi HealthInnovations* program to more than 26 million people enrolled in its employer-sponsored and individual health benefit plans. This opened additional avenues for IntriCon and has the potential to drive significant growth in 2013, specifically in the second half of the year.

In personal sound amplifier products, the FDA has created a PSAP category; it is analogous to "reader glasses" in the optical market and provides a cost-effective sound amplification device. These devices are not hearing aids and make no claims of compensating for hearing loss. They can be purchased "off-the-shelf" and are not fit or prescribed to meet a specific individual's needs. Rather, these devices amplify sound and tend to be used in noisy or challenging environments. They have a significantly lower retail price to the consumer than traditional hearing aids.

We also believe there are niches in the conventional hearing health channel that will embrace our value hearing health proposition, as high costs constrain their growth potential. Additionally, there is a large international market, most notably in the so-called BRIC countries (Brazil, Russia, India and China) for this type of product offering.

IntriCon is very well positioned to serve these value hearing health market channels. Our DSP platforms, such as the APT™ and the Lumen,™ provide better clarity and an improved ability to filter out background noise — at attractive pricing points. We believe these platforms, combined with our recently introduced Audion6,™ a six-channel hearing aid amplifier, will drive market share gains into all channels of the emerging value hearing health market.

Medical Biotelemetry Growth: Strong Results and Potential

In the medical space, IntriCon had a record revenue year, increasing the top-line nearly 7 percent from 2011. Our technology connects patients and caregivers in non-traditional ways. We help shift the point of care from traditional settings such as hospitals, to non-traditional settings like the home. We accomplish this with devices that are more advanced, smaller and lightweight.

IntriCon currently has a strong presence in both the diabetes and cardiac diagnostic monitoring biotelemetry markets. For diabetes, IntriCon has partnered with Medtronic to manufacture their wireless continuous glucose monitors that measure glucose levels and deliver real-time blood glucose trend information. Along with the wireless glucose monitor, IntriCon also manufactures a variety of related accessories. Further, we believe there are opportunities to expand our diabetes product offering with Medtronic, as well as move into new markets.

On the cardiac front, we began delivery of demo units of our two FDA-approved wireless cardiac diagnostic monitoring (CDM) devices — Centauri™ and Sirona™— to targeted customers to compile feedback. Additionally, we hired a CDM industry veteran to further advance IntriCon's cardiac program and elevate our devices with market-demanded features.

Looking ahead, we plan to build a marketing infrastructure to target other emerging biotelemetry and home care markets, such as sleep apnea, that could benefit from our capabilities to develop devices that are more technologically advanced, smaller and lightweight.

Professional Communications: Record Year

Professional audio communications sales were very strong in 2012, rising nearly 30 percent to a record level. We completed delivery on our significant contract with the Singapore government, providing technically advanced headsets to be worn in difficult listening environments. We also saw steady growth in our securities business. Although the Singapore government contract has been fulfilled in 2012, we believe there is potential for additional future contracts with that entity and other agencies.

SIRONA™

Sirona™ is IntriCon's second-generation cardiac diagnostic monitoring (CDM) product platform, allowing physicians to monitor patient cardiac events remotely. The Sirona platform, which incorporates the PhysioLink™ technology, is essentially two products in one design because it can be used as an event recorder, a holter monitor, or both. PhysioLink enables audio and data streaming to ear-worn and body-worn applications over distances of up to five meters. Sirona provides to physicians important diagnostic evaluation of patients who experience transient symptoms that may suggest cardiac arrhythmia.

FEATURING:

PhysioLink™

Core Technologies Incorporated:

ULP DSP, ULP Wireless, Miniaturization


LUMEN™ 1000

The Lumen™ 1000 BTE hearing device and family of accessories are the perfect system to enhance a customer's hearing experience. The stylishly designed hearing device is driven by IntriCon's advanced Scenic amplifier and enhanced by the sophisticated and intuitive PhysioLink™ wireless technology, providing clear communication. The family of accessories, including flexStream,™ voiceStream™ and tvStream™ allow audio or music, television audio, or a companion's voice to be wirelessly broadcasted directly to the hearing device.

FEATURING:

PhysioLink

Core Technologies Incorporated:

ULP DSP, ULP Wireless, Miniaturization

Leveraging IntriCon's Global Manufacturing Capabilities

Having a global manufacturing footprint is necessary to compete in today's cost-competitive environment. In 2011, we established a 15,000-square-foot manufacturing facility in Batam, Indonesia. Our Indonesia and Singapore locations give us the ability to provide lower-cost options to our customers, as well as the chance to pursue other high-volume opportunities that are emerging across our core businesses. During the year, we continued to transfer select, labor-intensive programs to our lower-cost facilities. In an effort to drive further margin improvement and remain cost competitive, we will continue that shift in 2013.

IntriCon's products are becoming increasingly complex. And regulations around the quality of our products and services are intensifying. We must demonstrate our commitment to manufacturing quality based on implementing effective quality management systems, compliance with numerous international regulatory agency requirements, sound environmental policies and a robust safety culture. We have built our internal infrastructure and are fine-tuning our policies and processes to meet these demands, both domestically and internationally.

Looking Ahead

We are pleased with our 2012 results — delivering double-digit revenue growth, improved margins and a profitable bottom line. However, we are focused on growing a bigger and better IntriCon. We believe we are more attractively positioned today than ever before.

In 2013, we plan to build on our success. Our primary goals are to increase revenue, improve margins and grow our bottom line. We will do so by:

- Placing a heightened focus on marketing;
- Raising the percentage of proprietary, higher-margin IntriCon technology we incorporate into our products; and
- Leveraging our low-cost manufacturing footprint.

We're optimistic about our opportunities in 2013 and our ability to execute and deliver growth for our shareholders.

Sincerely,



Mark Gorder
President and Chief Executive Officer
IntriCon Corporation
March 13, 2013


IntriCon
The Body-Worn Device Company

Management

Mark S. Gorder
President and Chief Executive Officer

J. Scott Longval
Chief Financial Officer, Secretary and Treasurer

Christopher D. Conger
Vice President, Research and Development

Michael P. Geraci
Vice President, Sales and Marketing

Greg Gruenhagen
Vice President, Quality and Regulatory Affairs

Dennis L. Gonsior
Vice President, Global Operations

Directors

Michael J. McKenna
Chairman of the Board of IntriCon Corporation,
Retired Vice Chairman,
President and Director,
Crown Cork & Seal Company, Inc.

Nicholas A. Giordano
Business Consultant,
Former President and Chief Executive Officer,
Philadelphia Stock Exchange

Mark S. Gorder
President and Chief Executive Officer,
IntriCon Corporation

Robert N. Masucci
Chairman, Barclay Brand Ferndon, Inc.
Chairman, Montgomery Capital Advisors, Inc.

Philip N. Seamon
President, Philip N. Seamon, Inc.
Retired Senior Managing Director,
Corporate Finance,
FTI Consulting, Inc.

Legal Counsel

Blank Rome LLP
Philadelphia, Pennsylvania

Auditors

Baker Tilly Virchow Krause, LLP
Minneapolis, Minnesota

Transfer Agent and Registrar

Broadridge
1717 Arch Street, Suite 1300
Philadelphia, Pennsylvania 19103
www.broadridge.com
1.800.353.0103

Locations

IntriCon Corporation Headquarters
1260 Red Fox Road
Arden Hills, Minnesota 55112
Phone: 651.636.9770
Fax: 651.636.8944
intricon.com

IntriCon, Inc.
1260 Red Fox Road
Arden Hills, Minnesota 55112

IntriCon Datrix Corporation
340 State Place
Escondido, California 92029

IntriCon Tibbetts Corporation
5 Colcord Avenue
Camden, Maine 04843

IntriCon PTE LTD
Admirax Building #02-01 to 06
8 Admiralty Street
Singapore 757438

IntriCon Gmbh
Kesselschmiedstr. 10
D-75354 Freising, Germany

PT IntriCon Indonesia
Batam Indo Industrial Park
Lot 202 Level 1
Mukakuming, Batam, Indonesia 29433


IntriCon
The Body-Worn Device Company

IntriCon Corporation
1260 Red Fox Road
Arden Hills, Minnesota 55112

Phone: 651.636.9770
Fax: 651.636.8944
intricon.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark one)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________.

Commission File Number 1-5005

INTRICON CORPORATION

(Exact name of registrant as specified in its charter)

Pennsylvania	23-1069060
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1260 Red Fox Road Arden Hills, Minnesota	55112
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (651) 636-9770

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, $1 par value per share	The NASDAQ Global Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined by rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting common shares held by non-affiliates of the registrant on June 30, 2012 was $32,658,582. Common shares held by each officer and director and by each person who owns 10% or more of the outstanding common shares have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The number of outstanding shares of the registrant's common shares on February 27, 2013 was 5,687,539.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Company's definitive proxy statement for the 2013 annual meeting of shareholders are incorporated by reference into Part III of this report; provided, however, that the Audit Committee Report and any other information in such Proxy Statement that is not required to be included in this Annual Report on Form 10-K, shall not be deemed to be incorporated herein or filed for the purposes of the Securities Act of 1933, as amended or the Securities Exchange Act of 1934, as amended.

Table of Contents

PART I

ITEM 1. Business

Company Overview

IntriCon Corporation (together with its subsidiaries referred herein as the "Company", or "IntriCon", "we", "us" or "our") is an international company engaged in designing, developing, engineering and manufacturing body-worn devices. The Company serves the body-worn device market by designing, developing, engineering and manufacturing micro-miniature products, microelectronics, micro-mechanical assemblies and complete assemblies, primarily for bio-telemetry devices, hearing instruments and professional audio communication devices. The Company, headquartered in Arden Hills, Minnesota, has facilities in Minnesota, California, Maine, Singapore, Indonesia and Germany, and operates through subsidiaries. The Company is a Pennsylvania corporation formed in 1930. The Company has gone through several transformations since its formation. The Company's core business of body-worn devices was established in 1993 through the acquisition of Resistance Technologies Inc., now known as IntriCon, Inc. The majority of IntriCon's current management came to the Company with the Resistance Technologies Inc. acquisition, including IntriCon's President and CEO, who was a co-founder of Resistance Technologies Inc.

Currently, the Company operates in one operating segment, the body-worn device segment. In 2009, the Company decided to exit its non-core electronic products segment, to allow for greater focus on its body-worn device segment. On May 28, 2010, the Company completed the sale of substantially all of the assets of its electronics business to an affiliate of Shackleton Equity Partners ("Shackleton"). For all periods presented, the Company has classified its former electronics products segment as discontinued operations. Unless otherwise indicated, the following description of our business refers only to our continuing operations.

Information contained in this Annual Report on Form 10-K and expressed in U.S. dollars or number of shares are presented in thousands (000s), except for per share data and as otherwise noted.

Business Highlights

Major Events in 2012

In August 2012, the Company sold its 50% interest in its Global Coils joint venture, to joint venture partner Audemars SA. Global Coils is in the business of marketing, designing, manufacturing, and selling audio coils to the hearing health industry. Audemars paid $426 in cash at closing and will make future payments, both one time and recurring, as specified in the purchase agreement. Audemars also transferred certain hearing health inventory to IntriCon. The Company recorded a gain on the sale of $822, or $.14 per diluted share, in the gain on sale of investment in partnership line of the accompanying statement of operations.

In December 2012, the Company amended its credit facilities with The PrivateBank and Trust Company. Terms of the amendment included, among other things, permitting the Company to borrow an additional $1,250 by increasing the Company's term loan facility to $4,000, while keeping the existing amortization schedule in place. In addition, the amendment eliminated the minimum EBITDA covenant, reset certain other financial covenants and changed the dates of covenant compliance from monthly to quarterly. Lastly, the amendment increased the inventory cap on the borrowing base from $3,000 to $3,500 and removed eligible equipment from the base. The Company is using the facilities to fund current growth opportunities, expand the Company's overseas low-cost manufacturing infrastructure and meet anticipated working capital requirements. The credit facilities are further described in Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Major Events in 2011

In October 2011, the Company announced it entered into a manufacturing agreement to become a supplier of hearing aids to hi HealthInnovations, a UnitedHealth Group company. hi HealthInnovations launched a suite of high-tech, lower-cost hearing devices for the estimated 36 million Americans with hearing loss. An estimated 75 to 80 percent of people in the United States who can benefit from hearing devices do not use them, largely due to the high cost. hi HealthInnovations is offering consumers technically advanced hearing aids, including those based on IntriCon's new APT™ Open in-the-canal (ITC) hearing aid platform. The Company devoted a considerable amount of time, resources and capital during 2011 to securing the agreement and preparing for the program's launch.

During the second quarter of 2011, IntriCon established a subsidiary in Indonesia. During the third quarter of 2011, the Company signed a lease agreement for a manufacturing facility in Batam, Indonesia. The purpose of the expansion is to increase the Company's low cost manufacturing presence in Asia. The Company has been transferring labor intensive product assembly to the facility. The Company commenced manufacturing at the facility in October 2011.

Major Events in 2010

On May 28, 2010 the Company completed the sale of substantially all of the assets of its electronics business to an affiliate of Shackleton, pursuant to an Asset Purchase Agreement dated May 28, 2010. Shackleton paid $850 cash at closing for the assets and assumed certain operating liabilities of IntriCon's electronics business, subject to an accounts receivable adjustment. As part of the sale, the Company recognized a gain, net of taxes, of $35.

The Company relocated its Singapore facility during the 2010 fiscal year, as required by the Singapore government, which is redeveloping the land where the former Singapore facility was located. In connection with the relocation, the Company entered into a lease agreement for a new facility in Singapore.

Core Technologies Overview:

IntriCon serves the body-worn device market by designing, developing, engineering and manufacturing micro-miniature products, microelectronics, micro-mechanical assemblies and complete assemblies, primarily for bio-telemetry devices, hearing instruments and professional audio communication devices. Over the past several years, the Company has increased investments in the continued development of four critical core technologies: Ultra-Low-Power (ULP) Digital Signal Processing (DSP), Ultra-Low-Power Wireless, Microminiaturization, and Miniature Transducers. These four core technologies serve as the foundation of current and future product platform development, designed to meet the rising demand for smaller, portable more advanced devices. The continued advancements in this area have allowed the Company to further enhance the mobility and effectiveness of miniature body-worn devices.

Ultra-Low-Power Digital Signal Processing
DSP converts real-world analog signals into a digital format. Through our nanoDSP™ technology, IntriCon offers an extensive range of ULP DSP amplifiers for hearing, medical and professional audio applications. Our proprietary nanoDSP incorporates advanced ultra-miniature hardware with sophisticated signal processing algorithms to produce devices that are smaller and more effective.

During 2012 the Company further expanded its DSP portfolio including improvements to its Reliant CLEAR™ feedback canceller, offering increased added stable gain and faster reaction time. Additionally, newly developed DSP technologies are utilized in the Sirona cardiac diagnostic monitoring (CDM) platform.

Ultra-Low-Power Wireless
Wireless connectivity is fast becoming a required technology, and wireless capabilities are especially critical in new body-worn devices. IntriCon's BodyNet™ ULP technology, including the nanoLink™ and PhysioLink™ wireless systems, offers solutions for transmitting the body's activities to caregivers, and wireless audio links for professional communications and surveillance products. Potential BodyNet applications include electrocardiogram (ECG) diagnostics and monitoring, diabetes monitoring, sleep apnea studies and audio streaming for hearing devices.

IntriCon is in the final stages of commercializing its PhysioLink wireless technology, which will be incorporated into product platforms serving the medical, hearing health and professional audio communication markets. This system is based on 2.4GHz proprietary digital radio protocol in the industrial-scientific-medical (ISM) frequency band and enables audio and data streaming to ear-worn and body-worn applications over distances of up to five meters.

Microminiaturization
IntriCon excels at miniaturizing body-worn devices. We began honing our microminiaturization skills over 30 years ago, supplying components to the hearing health industry. Our core miniaturization technology allows us to make devices for our markets that are one cubic inch and smaller. We also are specialists in devices that run on very low power, as evidenced by our ULP wireless and DSP. Less power means a smaller battery, which enables us to reduce size even further, and develop devices that fit into the palm of one's hand.

Miniature Transducers
IntriCon's advanced microphone and receiver technology has been pushing the limits of size and performance for over a decade. Our miniature transducers, which have been incorporated into various product platforms, enhance the reliability, sensitivity, supply voltage, and output level in body-worn devices. These enhancements allow us to make devices that are extremely portable and perform well in noisy or hazardous environments. These small devices are well-suited for applications in the aviation, fire, law enforcement, safety and military markets. Our technology also is used for technical surveillance by law enforcement and security agencies, and by performers and production staff in the music and stage performance markets. Also included in our transducer line are medical coils and micro coils used in pacemaker programming and interventional catheter positioning applications.

Market Overview:

Our core technologies expertise is focused on three main markets: medical bio-telemetry, value hearing health and professional audio communications. Revenue from the medical bio-telemetry and value hearing health markets is reported on the respective medical and hearing health lines in the discussion of our results of operation in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 17 "Revenue by Market" to the Company's consolidated financial statements included herein.

Medical Bio-Telemetry

In the medical bio-telemetry market, the Company is focused on sales of bio-telemetry devices for life-critical diagnostic monitoring. Using our nanoDSP and BodyNet™ technology platforms, the Company manufactures microelectronics, micro-mechanical assemblies, high-precision injection-molded plastic components and complete bio-telemetry devices for emerging and leading medical device manufacturers. The medical industry is faced with pressures to reduce the cost of healthcare. Driven by core technologies, such as the IntriCon Physiolink™ that wirelessly connects patients and care givers in non-traditional ways, IntriCon helps shift the point of care from expensive traditional settings, such as hospitals, to less expensive non-traditional settings like the home. IntriCon currently serves this market by offering medical manufacturers the capabilities to design, develop and manufacture medical devices that are easier to use, are more miniature, use less power, and are lighter. Increasingly, the medical industry is looking for wireless, low-power capabilities in their devices. We have a strategic partnership with Advanced Medical Electronics Corp. (AME) that allows us to develop new bio-telemetry devices that better connect patients and care givers, providing critical information and feedback. Through the further development of our ULP BodyNet family, we believe the bio-telemetry markets offers significant opportunity.

IntriCon currently has a strong presence in both the diabetes and cardiac diagnostic monitoring bio-telemetry markets. For diabetes, IntriCon has partnered with Medtronic to manufacture their wireless continuous glucose monitors that measure glucose levels and deliver real-time blood glucose trend information. Along with the wireless glucose monitor, IntriCon also manufactures a variety of related accessories. Further, we believe there are opportunities to expand our diabetes product offering with Medtronic as well as move into new markets.

In the cardiac diagnostic monitoring market, we provide solutions for ambulatory cardiac monitoring. We entered this market through an acquisition of Jon Barron, Inc. doing business as Datrix ("Datrix") in 2009. Our first two product platforms, Sirona and Centauri, received Food and Drug Administration (FDA) 510(k) approval in late 2011. The Sirona platform, which incorporates the PhysioLink technology, is essentially two products in one design because it can be used as an event recorder, a holter monitor or both. This platform is very small, rechargeable, and water spray proof. The features of the Centauri platform are event recording combined with wireless transmission of the patient data to a remote service center, which then forwards the information to the doctor.

In addition, IntriCon manufactures and supplies bubble sensors and flow restrictors that monitor and control the flow of fluid in an intravenous infusion system. IntriCon also manufactures a family of safety needle products for an original equipment manufacturing (OEM) customer that utilizes IntriCon's insert and straight molding capabilities. These products are assembled using full automation, including built-in quality checks within the production lines.

IntriCon is targeting other emerging biotelemetry and home care markets, such as sleep apnea, that could benefit from its capabilities to develop devices that are more technologically advanced, smaller and lightweight. To do so, IntriCon is focusing more capital and resources in sales and marketing to expand its reach to other large medical device and health care companies.

Value Hearing Health Market

The Company believes the value hearing health market offers significant growth opportunities. In the United States alone, there are approximately 36 million hearing impaired individuals. This population is expected to grow significantly over the next ten years as 65-year-old-plus age demographic is one of the fastest growing segments the in the U.S., Europe and Japan. The current U.S. market penetration into the hearing impaired population is approximately 20 percent. We believe the U.S. market penetration is low primarily due to high costs to purchase a hearing device and inconveniences in the conventional hearing health distribution channel. This has created the opportunity for alternative care models, such the insurance channel and personal sound amplifier (PSAP) channel.

In the insurance channel, the Company entered into a manufacturing agreement with hi HealthInnovations, a UnitedHealth Group company, to become their supplier of hearing aids. At the beginning of 2012 hi HealthInnovations launched a suite of high-tech, lower-cost hearing devices for their Medicare and Part D participants and later in the year announced they were increasing this offering to the over 26 million people enrolled in their employer-sponsored and individual health benefit plans. This insurance model has been successfully demonstrated internationally, as several countries providing a full insurance program are serving 40 to 70 percent of hearing impaired population. Further, research in the US has shown a fully insured model will drive an individual to seek treatment at an earlier stage of hearing loss, greatly increasing the market size and penetration.

In personal sound amplifier products, the FDA has created a PSAP category; it is analogous to "reader glasses" in the optical market and provides a cost effective sound amplification device. These devices are not hearing aids and make no claims of compensating for hearing loss. They can be purchased "off-the-shelf" and are not fit or prescribed to meet a specific individual's needs. Rather, these devices amplify sound and tend to be used in noisy or challenging environments. They have a significantly lower retail price to the consumer than traditional hearing aids.

We also believe there are niches in the conventional hearing health channel that will embrace our value hearing health proposition, as high costs constrain their growth potential. Additionally, we believe there is a large international market, most notably in the so-called BRIC countries (Brazil, Russia, India and China), for this type of product offering.

We believe IntriCon is very well positioned to serve these value hearing health market channels. Over the past several years the company has invested heavily in core technologies, product platforms and its global manufacturing capabilities geared to provide high-tech, lower-cost hearing devices. Our DSP devices provide better clarity and an improved ability to filter out background noise at attractive pricing points. We believe product platform introductions such as the APT™ and Lumen™ devices will drive market share gains into all channels of the emerging value hearing health market.

Professional Audio Communications
IntriCon entered the high-quality audio communication device market in 2001, and now has a line of miniature, professional audio headset products used by customers focusing on homeland security and emergency response needs. The line includes several communication devices that are extremely portable and perform well in noisy or hazardous environments. These products are well suited for applications in the fire, law enforcement, safety, aviation and military markets. In addition, the Company has a line of miniature ear- and head-worn devices used by performers and support staff in the music and stage performance markets. The Company also serves U.S. government security agencies and the Singapore government in this market. We believe performance in difficult listening environments and wireless operations will continue to improve as these products increasingly include our proprietary nanoDSP, wireless nanoLink and PhysioLink technologies.

The Company sees great opportunity to market its situational listening devices (SLD's). Much like the PSAP devices, these devices are intended to help people hear in noisy environments like restaurants and automobiles, and listen to television, music, and direct broadcast by wireless connection. Such devices are intended to be supplements to conventional hearing aids, which do not handle those situations well. The SLD's will be based on our PhysioLink technology, which were recently demonstrated at the annual convention of the American Academy of Audiology. The product line consists of an earpiece, TV transmitter, companion microphone, iPod/iPhone transmitter, and USB transmitter. With the emergence of advanced parallel technologies in both the SLD and PSAP markets, the Company will likely shift recognition of many professional audio communications product sales into the value hearing health market in future years.

For information concerning our net sales, net income and assets, see the consolidated financial statements in Item 8 of this Annual Report on Form 10-K.

Marketing and Competition.
IntriCon intends to focus more capital and resources in marketing and sales to expand its reach into large medical device and healthcare companies in the medical bio-telemetry and value hearing health markets outlined above. The Company believes this will allow us to further advance our technology portfolio, new product platforms, strengthen customer relations and expand our market knowledge.

Currently, IntriCon sells its hearing instrument components directly to domestic hearing instrument manufacturers and distributors through an internal sales force. Sales of medical and professional audio communications products are also made primarily through an internal sales force. In recent years, a small number of companies have accounted for a substantial portion of the Company's sales.

In 2012, one customer accounted for approximately 21 percent of the Company's net sales. During 2012, the top five customers accounted for approximately $29,000, or 46 percent, of the Company's net sales. See note 3 to the consolidated financial statements for a discussion of net sales and long-lived assets by geographic area.

Internationally, sales representatives employed by IntriCon GmbH ("GmbH"), a wholly owned German subsidiary, solicit sales from European hearing instrument, medical device and professional audio communications manufacturers and suppliers.

IntriCon believes that it is the largest supplier worldwide of micro-miniature electromechanical components to hearing instrument manufacturers and that its full product line, automated manufacturing process and low cost manufacturing capabilities in Asia, allow it to compete effectively with other manufacturers within this market. In the market of hybrid amplifiers and molded plastic faceplates, hearing instrument manufacturers produce a substantial portion of their internal needs for these components.

IntriCon markets its high performance microphone products to the radio communication and professional audio industries and has several larger competitors who have greater financial resources. IntriCon holds a small market share in the global market for microphone capsules and other related products.

Employees. As of December 31, 2012, the Company had a total of 569 full time equivalent employees, of whom 33 are executive and administrative personnel, 18 are sales personnel, 30 are engineering personnel and 488 are operations personnel. The Company considers its relations with its employees to be satisfactory. None of the Company's employees are represented by a union.

As a supplier of parts for consumer and medical products, IntriCon is subject to claims for personal injuries allegedly caused by its products. The Company maintains what it believes to be adequate insurance coverage.

Research and Development. IntriCon conducts research and development activities primarily to improve its existing products and proprietary technology. The Company is committed to increasing its investment in the research and development of proprietary technologies, such as the ULP nanoDSP and ULP wireless technologies. The Company believes the continued development of key proprietary technologies will be the catalyst for long-term revenues and margin growth. Research and development expenditures were $4,694, $4,876, and $4,485 in 2012, 2011 and 2010, respectively. These amounts are net of customer and grant reimbursed research and development.

IntriCon owns a number of United States patents which cover a number of product designs and processes. Although the Company believes that these patents collectively add value to the Company, the costs associated with the submission of patent applications are expensed as incurred given the uncertainty of the patents providing future economic benefit to the Company.

Regulation. A large portion of our business operates in a marketplace subject to extensive and rigorous regulation by the FDA and by comparable agencies in foreign countries. In the United States, the FDA regulates the design control, development, manufacturing, labeling, record keeping, and surveillance procedures for medical devices.

United States Food and Drug Administration

FDA regulations classify medical devices based on perceived risk to public health as either Class I, II or III devices. Class I devices are subject to general controls, Class II devices are subject to special controls and Class III devices are subject to pre-market approval ("PMA") requirements. While most Class I devices are exempt from pre-market submission, it is necessary for most Class II devices to be cleared by a 510(k) pre-market notification prior to marketing. 510(k) establishes that the device is "substantially equivalent" to a legally marketed predicate device which was legally marketed prior to May 28, 1976 or which itself has been found to be substantially equivalent, through the 510(k) process, after May 28, 1976. It is "substantially equivalent" if it has the same intended use and the same technological characteristics as the predicate. The 510(k) pre-market notification must be supported by data establishing the claim of substantial equivalence to the satisfaction of the FDA. The process of obtaining a 510(k) clearance typically can take several months to a year or longer. If the product is notably new or different and substantial equivalence cannot be established, the FDA will require the manufacturer to submit a PMA application for a Class III device that must be reviewed and approved by the FDA prior to sale and marketing of the device in the United States. The process of obtaining PMA approval can be expensive, uncertain, lengthy and frequently requires anywhere from one to several years from the date of FDA submission, if approval is obtained at all. The FDA controls the indicated uses for which a product may be marketed and strictly prohibits the marketing of medical devices for unapproved uses. The FDA can withdraw products from the market for failure to comply with laws or the occurrence of safety risks.

All of our current hearing aid devices are air conduction devices and, as such, are Class I medical devices, exempt from the 510(k) submission process. They are typically marketed to FDA approved manufacturers with IntriCon assisting in the design, development and production. Our ECG recorder devices are classified as Class II medical devices and have received 510(k) clearance from the FDA. Our manufacturing operations are subject to periodic inspections by the FDA, whose primary purpose is to audit the Company's compliance with the Quality System Regulations published by the FDA and other applicable government standards. Strict regulatory action may be initiated in response to audit deficiencies or to product performance problems. We believe that our manufacturing and quality control procedures are in compliance with the requirements of the FDA regulations and this has been substantiated with no findings cited during our most recent FDA audit in April of 2010.

Recent concerns have been raised by the public, internal FDA staff and Congress as to whether the current FDA 510(k) program achieves its goals of making safe and effective devices available to the public while also fostering innovation. In August 2010, the FDA Center for Devices and Radiological Health ("CDRH") released two major FDA reports recommending changes to be taken by CDRH. The first report provides recommendations on how to strengthen the 510(k) program and the second report provided recommendations on how to incorporate new scientific information into regulatory decision making. The recommendations were adopted in 2011 and are not anticipated to have a significant impact on the Company.

International Regulation

International regulatory bodies have established varying regulations governing product standards, packaging and labeling requirements, import restrictions, tariff regulations, duties and tax. Many of these regulations are similar to those of the FDA. We believe we are in compliance with the regulatory requirements in the foreign countries in which our medical devices are marketed.

The registration system for our medical devices in the EU requires that our quality system conform to international quality standards and that our medical devices conform to "essential requirements" set forth by the Medical Device Directive ("MDD"). Manufacturing facilities and processes under which our ECG recorder devices are produced are inspected and audited by our International Organization for Standardization ("ISO") registrar British Standards Institute ("BSI"). Our authorized representative, CE Partner 4U, maintains our technical file and registers our products with competent authorities in all EU member states. Manufacturing facilities and processes under which all of our other medical devices are produced are inspected and audited annually by the BSI. These audits verify our compliance with the essential requirements of the MDD. These certifying bodies verify that our quality system conforms to the international quality standard ISO 13485:2003 and that our products conform to the "essential requirements" and "supplementary requirements" set forth by the MDD for the class of medical devices we produce. These certifying bodies also certify our conformity with both the quality standards and the MDD requirements, entitling us to place the "CE" mark on all of our ECG recorder devices. Our Hearing Aid devices typically bear the CE mark of our customers who assume regulatory responsibilities for those devices.

Third Party Reimbursement
The availability and level of reimbursement from third-party payers for procedures utilizing our products is significant to our business. Our products are purchased primarily by OEM customers who sell into clinics, hospitals and other end-users, who in turn bill various third party payers for the services provided to the patients. These payers, which include Medicare, Medicaid, private health insurance plans and managed care organizations, reimburse all or part of the costs and fees associated with the procedures utilizing our products.

In response to the national focus on rising health care costs, a number of changes to reduce costs have been proposed or have begun to emerge. There have been, and may continue to be, proposals by legislators, regulators and third party payers to curb these costs. The development or increased use of more cost effective treatments for diseases could cause such payers to decrease or deny reimbursement for surgeries or devices to favor alternatives that do not utilize our products. A significant number of Americans enroll in some form of managed care plan. Higher managed care utilization typically drives down the payments for health care procedures, which in turn places pressure on medical supply prices. This causes hospitals to implement tighter vendor selection and certification processes, by reducing the number of vendors used, purchasing more products from fewer vendors and trading discounts on price for guaranteed higher volumes to vendors. Hospitals have also sought to control and reduce costs over the last decade by joining group purchasing organizations or purchasing alliances. We cannot predict what continuing or future impact these practices, the existing or proposed legislation, or such third-party payer measures within a constantly changing healthcare landscape may have on our future business, financial condition or results of operations.

Forward-Looking Statements

Certain statements included or incorporated by reference in this Annual Report on Form 10-K or the Company's other public filings and releases, which are not historical facts, or that include forward-looking terminology such as "may", "will", "believe", "anticipate", "expect", "should", "optimistic" or "continue" or the negative thereof or other variations thereof, are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933, and the regulations thereunder), which are intended to be covered by the safe harbors created thereby. These statements may include, but are not limited to statements in "Business," "Legal Proceedings, "Risk Factors," Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Notes to the Consolidated Financial Statements, such as the Company's ability to compete, statements concerning the hi HealthInnovations program, the divestiture of its electronic products segment and its Global Coils joint venture interest, strategic alliances and their benefits, the adequacy of insurance coverage, government regulation, potential increases in demand for the Company's products, net operating loss carryforwards, the ability to meet cash requirements for operating needs, the ability to meet liquidity needs, assumptions used to calculate future levels of funding of employee benefit plans, the adequacy of insurance coverage, the impact of new accounting pronouncements and litigation.

Forward-looking statements also include, without limitation, statements as to the Company's expected future results of operations and growth, the Company's ability to meet working capital requirements, the Company's business strategy, the expected increases in operating efficiencies, anticipated trends in the Company's body-worn device markets, the effect of compliance with environmental protection laws and other government regulations, estimates of goodwill impairments and amortization expense of other intangible assets, estimates of asset impairment, the effects of changes in accounting pronouncements, the effects of litigation and the amount of insurance coverage, and statements as to trends or the Company's or management's beliefs, expectations and opinions. Forward-looking statements are subject to risks and uncertainties and may be affected by various risks, uncertainties and other factors that can cause actual results and developments to be materially different from those expressed or implied by such forward-looking statements, including, without limitation, the risk factors discussed in Item 1A of this Annual Report on Form 10-K.

The Company does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

Available Information

The Company files or furnishes its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information that the Company files with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, on official business days during the hours of 10:00 a.m. to 3:00 p.m. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Company's reports, proxy and information statements and other SEC filings are also available on the SEC's Internet site as part of the EDGAR database (http://www.sec.gov).

The Company maintains an internet web site at www.IntriCon.com. The Company maintains a link to the SEC's website by which you may review its annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended.

The information on the website listed above, is not and should not be considered part of this annual report on Form 10-K and is not incorporated by reference in this document. This website is and is only intended to be an inactive textual reference.

In addition, we will provide, at no cost (other than for exhibits), paper or electronic copies of our reports and other filings made with the SEC. Requests should be directed to:

Corporate Secretary
IntriCon Corporation
1260 Red Fox Road
Arden Hills, MN 55112

ITEM 1A. Risk Factors

You should carefully consider the risks described below. If any of the risks events actually occur, our business, financial condition or results of future operations could be materially adversely affected. This Annual Report on Form 10-K contains forward-looking statements that involve risk and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors, including the risks faced by us described below and elsewhere in this Annual Report on Form 10-K.

We have experienced and expect to continue to experience fluctuations in our results of operations, which could adversely affect us.

Factors that affect our results of operations include, but are not limited to, the volume and timing of orders received, changes in the global economy and financial markets, changes in the mix of products sold, market acceptance of our products and our customer's products, competitive pricing pressures, global currency valuations, the availability of electronic components that we purchase from suppliers, our ability to meet demand, our ability to introduce new products on a timely basis, the timing of new product announcements and introductions by us or our competitors, changing customer requirements, delays in new product qualifications, and the timing and extent of research and development expenses. These factors have caused and may continue to cause us to experience fluctuations in operating results on a quarterly and/or annual basis. These fluctuations could materially adversely affect our business, financial condition and results of operations, which in turn, could adversely affect the price of our common stock.

The loss of one or more of our major customers could adversely affect our results of operations.

We are dependent on a small number of customers for a large portion of our revenues. In fiscal year 2012, our largest customer accounted for approximately 21 percent of our net sales and our five largest customers accounted for approximately 46 percent of our net sales. A significant decrease in the sales to or loss of any of our major customers could have a material adverse effect on our business and results of operations. Our revenues are largely dependent upon the ability of customers to develop and sell products that incorporate our products. No assurance can be given that our major customers will not experience financial, technical or other difficulties that could adversely affect their operations and, in turn, our results of operations.

We may not be able to collect outstanding accounts receivable from our customers.

Some of our customers purchase our products on credit, which may cause a concentration of accounts receivable among some of our customers. As of December 31, 2012, we had accounts receivable, less allowance for doubtful accounts, of $7,171, which represented approximately 38 percent of our shareholders' equity as of that date. As of that date, two customers accounted for a combined total of 24 percent of our accounts receivable. Our financial condition and profitability may be harmed if one or more of our customers are unable or unwilling to pay these accounts receivable when due.

There are risks under our manufacturing agreement with hi HealthInnovations.

In 2011, we entered into a manufacturing agreement with hi HealthInnovations, a UnitedHealth Group company, to supply hearing aids. Under the agreement, we are required to establish and maintain a certain level of manufacturing, supply chain and delivery capacity. We devoted considerable time, resources and capital during 2012 and 2011 securing the agreement and preparing for the program's launch. hi HealthInnovations is not required to purchase any minimum amount under the manufacturing agreement and may cease purchases at any time. We also agreed that during the term of the agreement, we would not sell hearing aids or accessories to another health insurer or directly to consumers. For more information, see our Current Report on Form 8-K filed with the SEC on November 14, 2011.

Royalties under the sale of our interest in the Global Coils joint venture may be less than estimated.

In August 2012, the Company sold its 50% interest in its Global Coils joint venture, to its joint venture partner Audemars SA. The consideration for the sale included cash, inventory and royalty payments. Included in the gain on sale are the estimated royalty payments which the Company measured at fair value based on level 3 inputs which are considered unobservable inputs that are not corroborated by market data. The Company used future estimated cash flows discounted to their present value to calculate fair value. Actual royalty payments may differ from the Company's estimate which could adversely affect the Company's results of operations in future periods.

Despite signs of improvement in economic conditions, the current domestic economic environment could cause a severe disruption in our operations.

Our business has been negatively impacted by the recent domestic economic environment. If the economy does not continue to improve or worsens, there could be several severely negative implications to our business that may exacerbate many of the risk factors we identified including, but not limited to, the following:

Liquidity:

- The domestic economic environment and the associated credit crisis could worsen and reduce liquidity and this could have a negative impact on financial institutions and the country's financial system, which could, in turn, have a negative impact on our business.
- We may not be able to borrow additional funds under our existing credit facility and may not be able to expand our existing facility if our lender becomes insolvent or its liquidity is limited or impaired or if we fail to meet covenant levels going forward. In addition, we may not be able to renew our existing credit facility at the conclusion of its current term or renew it on terms that are favorable to us.

Demand:

- Any deterioration in the economy or a return to recession could result in lower sales to our customers. Additionally, our customers may not have access to sufficient cash or short-term credit to obtain our products or services.

Prices:

- Certain markets could experience deflation, which would negatively impact our average prices and reduce our margins.

Our operations could be adversely affected by changes in the federal budget.

The federal government is under increasing pressure to reduce the budget deficit. This could result in a general reduction in U.S. healthcare and defense spending and could cause our customers to delay, reduce or cancel their purchases of our products. Future actions or inactions of the United States government, including a failure to increase the government debt limit, reductions in the size of the U.S budget, including automatic across-the-board budget cuts, or sequestrations, reductions in the Medicare and Medicaid programs, potential tax increases or a temporary shutdown of the federal government, could affect purchases by our customers, disrupt financial markets and adversely affect economic conditions generally, all of which could have a material adverse effect on our results of operation and financial condition.

Health care policy changes, including U.S. health care reform legislation signed in 2010, may have a material adverse effect on us.

In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act and the Health Care and Education Affordability Reconciliation Act of 2010. The legislation imposes significant new taxes on medical device makers in the form of a 2.3% excise tax on all U.S. medical device sales beginning in January 2013. Under the legislation, the total cost to the medical device industry is expected to be approximately $20 billion over ten years. This significant increase in the tax burden on our industry could have a material, negative impact on our results of operations and our cash flows either directly, through taxes on us, or indirectly through others in our value chain being subject to the tax. We currently estimate the direct impact of the excise tax on us to be minimal; however, if facts or circumstances change in our business relationships, we could be subject to customer pricing pressures or required to pay additional taxes under the rules. Other elements of this legislation, such as comparative effectiveness research, an independent payment advisory board, payment system reforms, including shared savings pilots, and other provisions, could meaningfully change the way health care is developed and delivered, and may materially impact numerous aspects of our business.

If we are unable to continue to develop new products that are inexpensive to manufacture, our results of operations could be adversely affected.

We may not be able to continue to achieve our historical profit margins due to advancements in technology. The ability to continue our profit margins is dependent upon our ability to stay competitive by developing products that are technologically advanced and inexpensive to manufacture.

Our need for continued investment in research and development may increase expenses and reduce our profitability.

Our industry is characterized by the need for continued investment in research and development. If we fail to invest sufficiently in research and development, our products could become less attractive to potential customers and our business and financial condition could be materially and adversely affected. As a result of the need to maintain or increase spending levels in this area and the difficulty in reducing costs associated with research and development, our operating results could be materially harmed if our research and development efforts fail to result in new products or if revenues fall below expectations. In addition, as a result of our commitment to invest in research and development, management believes that research and development expenses as a percentage of revenues could increase in the future.

We operate in a highly competitive business and if we are unable to be competitive, our financial condition could be adversely affected.

Several of our competitors have been able to offer more standardized and less technologically advanced hearing and professional audio communication products at lower prices. Price competition has had an adverse effect on our sales and margins. There can be no assurance that we will be able to maintain or enhance our technical capabilities or compete successfully with our existing and future competitors.

Merger and acquisition activity in our hearing health market has resulted in a smaller customer base. Reliance on fewer customers may have an adverse effect on us.

Several of our customers in the hearing health market have undergone mergers or acquisitions, resulting in a smaller customer base with larger customers. If we are unable to maintain satisfactory relationships with the reduced customer base, it may adversely affect our operating profits and revenue.

Unfavorable legislation in the hearing health market may decrease the demand for our products, and may negatively impact our financial condition.

In some of our foreign markets, government subsidies cover a portion of the cost of hearing aids. A change in legislation that would reduce or eliminate these subsidies could decrease the demand for our hearing health products. This could result in an adverse effect on our operating results. We are unable to predict the likelihood of any such legislation.

Our failure to obtain required governmental approvals and maintain regulatory compliance for our required products would impact our ability to generate revenue from those products.

The markets in which our business operates are subject to extensive and rigorous regulation by the FDA and by comparable agencies in foreign countries. In the United States, the FDA regulates the design control, development, manufacturing, labeling, record keeping, and surveillance procedures for our medical devices.

The process of obtaining marketing clearance or approvals from the FDA for new products and new applications for existing products can be time-consuming and expensive, and there is no assurance that such clearance/approvals will be granted, or that the FDA review will not involve delays that would adversely affect our ability to commercialize additional products or additional applications for existing products. Some of our products in the research and development stage may be subject to a lengthy and expensive pre-market approval process with the FDA. The FDA has the authority to control the indicated uses of a device. Products can also be withdrawn from the market due to failure to comply with regulatory standards or the occurrence of unforeseen problems. The FDA regulations depend heavily on administrative interpretation, and there can be no assurance that future interpretations made by the FDA or other regulatory bodies, with possible retroactive effect, will not adversely affect us.

The registration system for our medical devices in the EU requires that our quality system conform to international quality standards. Manufacturing facilities and processes under which our ECG recorder devices are produced are inspected and audited by various certifying bodies. These audits verify our compliance with applicable requirements and standards. Further, the FDA, various state agencies and foreign regulatory agencies inspect our facilities to determine whether we are in compliance with various regulations relating to quality systems, such as manufacturing practices, validation, testing, quality control, product labeling and product surveillance. A determination that we are in violation of such regulations could lead to imposition of civil penalties, including fines, product recalls or product seizures, suspensions or shutdown of production and, in extreme cases, criminal sanctions, depending on the nature of the violation.

Implementation of our growth strategy may not be successful, which could affect our ability to increase revenues.

Our growth strategy includes developing new products and entering new markets, as well as identifying and integrating acquisitions. Our ability to compete in new markets will depend upon a number of factors including, among others:

- our ability to create demand for products in new markets;
- our ability to manage growth effectively;
- our ability to strengthen our sales and marketing presence;
- our ability to successfully identify, complete and integrate acquisitions;
- our ability to respond to changes in our customers' businesses by updating existing products and introducing, in a timely fashion, new products which meet the needs of our customers;
- the quality of our new products; and
- our ability to respond rapidly to technological change.

The failure to do any of the foregoing could have a material adverse effect on our business, financial condition and results of operations. In addition, we may face competition in these new markets from various companies that may have substantially greater research and development resources, marketing and financial resources, manufacturing capability and customer support organizations.

We have foreign operations in Singapore, Indonesia and Germany, and various factors relating to our international operations could affect our results of operations.

In 2012, we operated in Singapore, Indonesia and Germany. Approximately 23 percent of our revenues were derived from our facilities in these countries in 2012. As of December 31, 2012 approximately 26 percent of our long-lived assets are located in these countries. Political or economic instability in these countries could have an adverse impact on our results of operations due to diminished revenues in these countries. Our future revenues, costs of operations and profit results could be affected by a number of factors related to our international operations, including changes in foreign currency exchange rates, changes in economic conditions from country to country, changes in a country's political condition, trade protection measures, licensing and other legal requirements and local tax issues. Unanticipated currency fluctuations in the euro, Singapore dollar and other currencies could lead to lower reported consolidated revenues due to the translation of this currency into U.S. dollars when we consolidate our revenues and results from operations.

The recent recessions in Europe and the debt crisis in certain countries in the European Union could negatively affect our ability to conduct business in those geographies.

The continuing debt crisis in certain European countries could cause the value of the euro to deteriorate, reducing the purchasing power of our European customers. Financial difficulties experienced by our suppliers and customers, including distributors, could result in product delays and inventory issues; risks to accounts receivable could also include delays in collection and greater bad debt expense. Also, the effect of the debt crisis in certain European countries could have an adverse effect on the capital markets generally, specifically impacting our ability and the ability of our customers to finance our and their respective businesses on acceptable terms, if at all, the availability of materials and supplies and demand for our products.

We may explore acquisitions that complement or expand our business. We may not be able to complete these transactions and these transactions, if executed, pose significant risks and may materially adversely affect our business, financial condition and operating results.

We intend to explore opportunities to buy other businesses or technologies that could complement, enhance or expand our current business or product lines or that might otherwise offer us growth opportunities. We may have difficulty finding these opportunities or, if we do identify these opportunities, we may not be able to complete the transactions for various reasons, including a failure to secure financing. Any transactions that we are able to identify and complete may involve a number of risks, including: the diversion of our management's attention from our existing business to integrate the operations and personnel of the acquired or combined business or joint venture; possible adverse effects on our operating results during the integration process; unanticipated liabilities; and our possible inability to achieve the intended objectives of the transaction. In addition, we may not be able to successfully or profitably integrate, operate, maintain and manage our newly acquired operations or employees. In addition, future acquisitions may result in dilutive issuances of equity securities or the incurrence of additional debt.

We may experience difficulty in paying our debt when it comes due, which could limit our ability to obtain financing.

As of December 31, 2012, we had bank indebtedness of $9,905 and additional indebtedness of $262 payable to the former shareholder of Datrix. Our ability to pay the principal and interest on our indebtedness as it comes due will depend upon our current and future performance. Our performance is affected by general economic conditions and by financial, competitive, political, business and other factors. Many of these factors are beyond our control. We believe that availability under our existing credit facility combined with funds expected to be generated from operations and control of capital spending will be sufficient to meet our anticipated cash requirements for operating needs for at least the next 12 months. If, however, we are unable to renew these facilities or obtain waivers (see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources") in the future or do not generate sufficient cash or complete such financings on a timely basis, we may be required to seek additional financing or sell equity on terms which may not be as favorable as we could have otherwise obtained. No assurance can be given that any refinancing, additional borrowing or sale of equity will be possible when needed or that we will be able to negotiate acceptable terms. In addition, our access to capital is affected by prevailing conditions in the financial and equity capital markets, as well as our own financial condition and performance.

If we fail to meet our financial and other covenants under our loan agreements with our lenders, absent a waiver, we will be in default of the loan agreements and our lenders can take actions that would adversely affect our business.

There can be no assurances that we will be able to maintain compliance with the financial and other covenants in our loan agreements. In the event we are unable to comply with these covenants during future periods, it is uncertain whether our lenders will grant waivers for our non-compliance. If there is an event of default by us under our loan agreements, our lenders have the option to, among other things, accelerate any and all of our obligations under the loan agreements which would have a material adverse effect on our business, financial condition and results of operations.

Our success depends on our senior management team and if we are not able to retain them, it could have a materially adverse effect on us.

We are highly dependent upon the continued services and experience of our senior management team, including Mark S. Gorder, our President, Chief Executive Officer and director. We depend on the services of Mr. Gorder and the other members of our senior management team to, among other things, continue the development and implementation of our business strategies and maintain and develop our client relationships. We do not maintain key-man life insurance for any members of our senior management team.

Cybersecurity incidents could disrupt business operations, result in the loss of critical and confidential information, and adversely impact our reputation and results of operations.

Global cybersecurity threats can range from uncoordinated individual attempts to gain unauthorized access to our information technology (IT) systems to sophisticated and targeted measures known as advanced persistent threats. While we employ comprehensive measures to prevent, detect, address and mitigate these threats (including access controls, vulnerability assessments, continuous monitoring of our IT networks and systems and maintenance of backup and protective systems), cybersecurity incidents, depending on their nature and scope, could potentially result in the misappropriation, destruction, corruption or unavailability of critical data and confidential or proprietary information (our own or that of third parties) and the disruption of business operations. The potential consequences of a material cybersecurity incident include reputational damage, litigation with third parties, diminution in the value of our investment in research, development and engineering, and increased cybersecurity protection and remediation costs, which in turn could adversely affect our competitiveness and results of operations.

Our future success depends in part on the continued service of our engineering and technical personnel and our ability to identify, hire and retain additional personnel.

There is intense competition for qualified personnel in our markets. We may not be able to continue to attract and retain engineers or other qualified personnel necessary for the development and growth of our business or to replace engineers or other qualified personnel who may leave our employ in the future. The failure to retain and recruit key technical personnel could cause additional expense, potentially reduce the efficiency of our operations and could harm our business.

We and/or our customers may be unable to protect our and their proprietary technology and intellectual property rights or keep up with that of competitors.

Our ability to compete effectively against other companies in our markets depends, in part, on our ability and the ability of our customers to protect our and their current and future proprietary technology under patent, copyright, trademark, trade secret and unfair competition laws. We cannot assure that our means of protecting our proprietary rights in the United States or abroad will be adequate, or that others will not develop technologies similar or superior to our technology or design around the proprietary rights we own or license. In addition, we may incur substantial costs in attempting to protect our proprietary rights.

Also, despite the steps taken by us to protect our proprietary rights, it may be possible for unauthorized third parties to copy or reverse-engineer aspects of our and our customers' products, develop similar technology independently or otherwise obtain and use information that we or our customers regard as proprietary. We and our customers may be unable to successfully identify or prosecute unauthorized uses of our or our customers' technology.

If we become subject to material intellectual property infringement claims, we could incur significant expenses and could be prevented from selling specific products.

We may become subject to material claims that we infringe the intellectual property rights of others in the future. We cannot assure that, if made, these claims will not be successful. Any claim of infringement could cause us to incur substantial costs defending against the claim even if the claim is invalid, and could distract management from other business. Any judgment against us could require substantial payment in damages and could also include an injunction or other court order that could prevent us from offering certain products.

Environmental liability and compliance obligations may affect our operations and results.

Our manufacturing operations are subject to a variety of environmental laws and regulations as well as internal programs and policies governing:

- air emissions;
- wastewater discharges;
- the storage, use, handling, disposal and remediation of hazardous substances, wastes and chemicals; and
- employee health and safety.

If violations of environmental laws occur, we could be held liable for damages, penalties, fines and remedial actions. Our operations and results could be adversely affected by any material obligations arising from existing laws, as well as any required material modifications arising from new regulations that may be enacted in the future. We may also be held liable for past disposal of hazardous substances generated by our business or former businesses or businesses we acquire. In addition, it is possible that we may be held liable for contamination discovered at our present or former facilities.

We are subject to numerous asbestos-related lawsuits, which could adversely affect our financial position, results of operations or liquidity.

We are a defendant along with a number of other parties in lawsuits alleging that plaintiffs have or may have contracted asbestos-related diseases as a result of exposure to asbestos products or equipment containing asbestos sold by one or more named defendants. These lawsuits relate to the discontinued heat technologies segment which we sold in March 2005. Due to the non-informative nature of the complaints, we do not know whether any of the complaints state valid claims against us. Certain insurance carriers have informed us that the primary policies for the period August 1, 1970-1978 have been exhausted and that the carriers will no longer provide defense and insurance coverage under those policies. However, we have other primary and excess insurance policies that we believe afford coverage for later years. Some of these other primary insurers have accepted defense and insurance coverage for these suits, and some of them have either ignored our tender of defense of these cases, or have denied coverage, or have accepted the tenders but asserted a reservation of rights and/or advised us that they need to investigate further. Because settlement payments are applied to all years a litigant was deemed to have been exposed to asbestos, we believe we will have funds available for defense and insurance coverage under the non-exhausted primary and excess insurance policies. However, unlike the older policies, the more recent policies have deductible amounts for defense and settlements costs that we will be required to pay; accordingly, we expect that our litigation costs will increase in the future as the older policies are exhausted. Further, many of the policies covering later years (approximately 1984 and thereafter) have exclusions for any asbestos products or operations, and thus do not provide insurance coverage for asbestos-related lawsuits. If our insurance policies do not cover the costs and any awards for the asbestos-related lawsuits, we will have to use our cash or obtain additional financing to pay the asbestos-related obligations and settlement costs. There is no assurance that we will have the cash or be able to obtain additional financings on favorable terms to pay asbestos related obligations or settlements should they occur. The ultimate outcome of any legal matter cannot be predicted with certainty. In light of the significant uncertainty associated with asbestos lawsuits, there is no guarantee that these lawsuits will not materially adversely affect our financial position, results of operations or liquidity.

The market price of our common stock has been and is likely to continue to be volatile and there has been limited trading volume in our stock, which may make it difficult for shareholders to resell common stock when they want to and at prices they find attractive.

The market price of our common stock has been and is likely to be highly volatile, and there has been limited trading volume in our common stock. The common stock market price could be subject to wide fluctuations in response to a variety of factors, including the following:

- announcements of fluctuations in our or our competitors' operating results;
- the timing and announcement of sales or acquisitions of assets by us or our competitors;
- changes in estimates or recommendations by securities analysts;
- adverse or unfavorable publicity about our products, technologies or us;
- the commencement of material litigation, or an unfavorable verdict, against us;
- terrorist attacks, war and threats of attacks and war;
- additions or departures of key personnel; and
- sales of common stock.

In addition, the stock market in recent years has experienced significant price and volume fluctuations. Such volatility has affected many companies irrespective of, or disproportionately to, the operating performance of these companies. These broad fluctuations and limited trading volume may materially adversely affect the market price of our common stock, and your ability to sell our common stock.

Most of our outstanding shares are available for resale in the public market without restriction. The sale of a large number of these shares could adversely affect the share price and could impair our ability to raise capital through the sale of equity securities or make acquisitions for common stock.

"Anti-takeover" provisions may make it more difficult for a third party to acquire control of us, even if the change in control would be beneficial to shareholders.

We are a Pennsylvania corporation. Anti-takeover provisions in Pennsylvania law and our charter and bylaws could make it more difficult for a third party to acquire control of us. These provisions could adversely affect the market price of the common stock and could reduce the amount that shareholders might receive if we are sold. For example, our charter provides that the board of directors may issue preferred stock without shareholder approval. In addition, our bylaws provide for a classified board, with each board member serving a staggered three-year term. Directors may be removed by shareholders only with the approval of the holders of at least two-thirds of all of the shares outstanding and entitled to vote.

Further, under an agreement that we entered into with hi HealthInnovations, a UnitedHealth Group company, in connection with our manufacturing agreement, we are required to, among other things, offer to United Healthcare Services, Inc. the right to complete the acquisition of our company by a health insurer on the same terms and conditions and the right to participate in certain other sales of our company, all of which may have an anti-takeover effect. For more information, see our Current Report on Form 8-K filed with the SEC on November 14, 2011.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential shareholders and customers could lose confidence in our financial reporting, which could harm our business, the trading price of our stock and our ability to retain our current customers or obtain new customers.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, referred to as Section 404, we are required to include in our Annual Reports on Form 10-K, our management's report on internal control over financial reporting. Currently, we are not required to include a report of our independent registered public accounting firm on our internal controls because we are a "smaller reporting company" under SEC rules; therefore, shareholders do not have the benefit of an independent review of our internal controls. While we have reported no "material weaknesses" in the Form 10-K for the fiscal year ended December 31, 2012, we cannot guarantee that we will not have "material weaknesses" reported by our management in the future. Compliance with the requirements of Section 404 is expensive and time-consuming. If in the future we fail to complete this evaluation in a timely manner, or if we determine that we have a material weakness, we could be subject to regulatory scrutiny and a loss of public confidence in our internal control over financial reporting. In addition, any failure to establish an effective system of disclosure controls and procedures could cause our current and potential investors and customers to lose confidence in our financial reporting and disclosure required under the Securities Exchange Act of 1934, which could adversely affect our business and the market price of our common stock.

ITEM 1B. Unresolved Staff Comments

Not Applicable.

ITEM 2. Properties

The Company leases eight facilities, five domestically and three internationally, as follows:

- a 47,000 sq. ft. manufacturing facility in Arden Hills, Minnesota, which also serves as the Company's headquarters, from a partnership consisting of two former officers of IntriCon Inc. and Mark S. Gorder who serves as the president and CEO of the Company and on the Company's Board of Directors. At this facility, the Company manufactures body-worn devices, other than plastic component parts. Annual base rent expense, including real estate taxes and other charges, is approximately $490. The Company believes the terms of the lease agreement are comparable to those which could be obtained from unaffiliated third parties. As amended, this lease expires in October 2013, subject to one option to renew for a three year period.
- a 46,000 sq. ft. building in Vadnais Heights, Minnesota at which IntriCon produces plastic component parts for body-worn devices. Annual base rent expense, including real estate taxes and other charges, is approximately $382. This lease expires in June 2016.
- two buildings in Camden, Maine, which contain manufacturing facilities and offices and consist of a total of 32,000 square feet. Annual base rent expense on the 25,000 square foot facility, including real estate taxes and other charges, is approximately $109. This lease expires in June 2014. Annual base rent expense on the 7,000 square foot facility, including real estate taxes and other charges, is approximately $62. This lease expires in June 2017.
- a 4,000 square foot building in Escondido, California, which houses assembly operations and administrative offices relating to our cardiac monitoring business. Annual base rent expense, including real estate taxes and other charges, is approximately $35. This lease expires in April 2014.
- a 28,000 square foot building in Singapore which houses production facilities and administrative offices. Annual base rent expense, including real estate taxes and other charges, of the 24,000 square foot portion of the building is approximately $340. This lease expires in October 2015. Annual base rent expense on the remaining 4,000 square foot portion is approximately $57. This lease expires in August 2013.
- A 15,000 square foot facility in Indonesia which houses production facilities. Annual base rent expense, including real estate taxes and other charges is approximately $4. This lease expires in July 2016.
- a 2,000 square foot facility in Germany which houses sales and administrative offices. Annual base rent expense, including real estate taxes and other charges, is approximately $39. This lease expires in June 2017.

See notes 13 and 14 to the Company's consolidated financial statements in Item 8 of the Annual Report on Form 10-K.

ITEM 3. Legal Proceedings

The Company is a defendant along with a number of other parties in lawsuits alleging that plaintiffs have or may have contracted asbestos-related diseases as a result of exposure to asbestos products or equipment containing asbestos sold by one or more named defendants. These lawsuits relate to the discontinued heat technologies segment which was sold in March 2005. Due to the non-informative nature of the complaints, the Company does not know whether any of the complaints state valid claims against the Company. Certain insurance carriers have informed the Company that the primary policies for the period August 1, 1970-1978 have been exhausted and that the carriers will no longer provide defense and insurance coverage under those policies. However, the Company has other primary and excess insurance policies that the Company believes afford coverage for later years. Some of these other primary insurers have accepted defense and insurance coverage for these suits, and some of them have either ignored the Company's tender of defense of these cases, or have denied coverage, or have accepted the tenders but asserted a reservation of rights and/or advised the Company that they need to investigate further. Because settlement payments are applied to all years a litigant was deemed to have been exposed to asbestos, the Company believes that it will have funds available for defense and insurance coverage under the non-exhausted primary and excess insurance policies. However, unlike the older policies, the more recent policies have deductible amounts for defense and settlements costs that the Company will be required to pay; accordingly, the Company expects that its litigation costs will increase in the future. Further, many of the policies covering later years (approximately 1984 and thereafter) have exclusions for any asbestos products or operations, and thus do not provide insurance coverage for asbestos-related lawsuits. The Company does not believe that the asserted exhaustion of some of the primary insurance coverage for the 1970-1978 period will have a material adverse effect on its financial condition, liquidity, or results of operations. Management believes that the number of insurance carriers involved in the defense of the suits, and the significant number of policy years and policy limits under which these insurance carriers are insuring the Company, make the ultimate disposition of these lawsuits not material to the Company's consolidated financial position or results of operations.

The Company's former wholly owned French subsidiary, Selas SAS, filed for insolvency in France and is being managed by a court appointed judiciary administrator. The Company may be subject to additional litigation or liabilities as a result of the French insolvency proceeding.

The Company is also involved in other lawsuits arising in the normal course of business, as further described in Note 13 to the consolidated financial statements in Item 8. While it is not possible to predict with certainty the outcome of these matters, management is of the opinion that the disposition of these lawsuits and claims will not materially affect the Company's consolidated financial position, liquidity, or results of operations.

ITEM 4. Mine Safety Disclosures

Not applicable.

ITEM 4A. Executive Officers of the Registrant

The names, ages and offices (as of February 28, 2013) of the Company's executive officers were as follows:

Name	Age	Position
Mark S. Gorder	66	President, Chief Executive Officer and Director of the Company
Scott Longval	36	Chief Financial Officer and Treasurer of the Company
Christopher D. Conger	52	Vice President, Research and Development
Michael P. Geraci	54	Vice President, Sales and Marketing
Dennis L. Gonsior	54	Vice President, Global Operations
Greg Gruenhagen	59	Vice President, Corporate Quality and Regulatory Affairs

Mr. Gorder joined the Company in October 1993 when Resistance Technology, Inc. (RTI) (now known as IntriCon, Inc.) was acquired by the Company. Mr. Gorder received a Bachelor of Arts degree in Mathematics from the St. Olaf College, a Bachelor of Science degree in Electrical Engineering from the University of Minnesota and a Master of Business Administration from the University of Minnesota. Prior to the acquisition, Mr. Gorder was President and one of the founders of RTI, which began operations in 1977. Mr. Gorder was promoted to Vice President of the Company and elected to the Board of Directors in April 1996. In December 2000, he was elected President and Chief Operating Officer and in April 2001, Mr. Gorder assumed the role of Chief Executive Officer.

Mr. Longval has served as the Company's Chief Financial Officer since July 2006. Mr. Longval received a Bachelor of Science degree in Accounting from the University of St. Thomas. Prior to being appointed as CFO, Mr. Longval served as the Company's Corporate Controller since September 2005. Prior to joining the Company, Mr. Longval was Principal Project Analyst at ADC Telecommunications, Inc., a provider of innovative network infrastructure products and services, from March 2005 until September 2005. From May 2002 until March 2005 he was employed by Accellent, Inc., formerly MedSource Technologies, a provider of outsourcing solutions to the medical device industry, most recently as Manager of Financial Planning and Analysis. From September 1998 until April 2002, he was employed by Arthur Andersen, most recently as experienced audit senior.

Mr. Conger joined the Company in September 1997. Mr. Conger received a Bachelor of Science degree in Electrical Engineering from the University of Missouri and a Master of Science degree in Electrical Engineering from the University of Minnesota. He has served as the Company's Vice President of Research and Development since February 2005. Prior to that, Mr. Conger served as Director of Research and Development since 1997. Before joining IntriCon, Mr. Conger served in various positions in the hearing health industry including 3M Company and Siemens.

Mr. Geraci joined the Company in October 1983. Mr. Geraci received a Bachelor of Science degree in Electrical Engineering from Bradley University and a Master of Business Administration from the University of Minnesota – Carlson School of Business. He has served as the Company's Vice President of Sales and Marketing since January 1995.

Mr. Gonsior joined the Company in February 1982. Mr. Gonsior received a Bachelor of Science degree from Saint Cloud State University. He has served as the Company's Vice President of Operations since January 1996.

Mr. Gruenhagen joined the Company in November 1984. Mr. Gruenhagen received a Bachelor of Science degree from Iowa State University. He has served as the Company's Vice President of Corporate Quality and Regulatory Affairs since December 2007. Prior to that, Mr. Gruenhagen served as Director of Corporate Quality since 2004 and Director of Project Management since 2000.

PART II

ITEM 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's common shares are listed on the NASDAQ Global Market under the ticker symbol "IIN".

Market and Dividend Information

The high and low sale prices of the Company's common stock during each quarterly period during the past two years were as follows:

	2012		2011	
	Market Price Range		Market Price Range	
Quarter	High	Low	High	Low
First	$ 7.50	$ 5.53	$ 4.27	$ 3.75
Second	7.17	6.12	5.12	3.66
Third	6.57	3.91	4.60	2.84
Fourth	5.38	4.03	7.22	3.20

The closing sale price of the Company's common stock on February 27, 2013, was $4.65 per share.

At February 27, 2013 the Company had 300 shareholders of record of common stock. Such number does not reflect shareholders who beneficially own common stock in nominee or street name.

The Company currently intends to retain any future earnings to support operations and to finance the growth and development of its business and does not intend to pay cash dividends on its common stock for the foreseeable future. Any payment of future dividends will be at the discretion of the Board of Directors and will depend upon, among other things, the Company's earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions with respect to the payment of dividends, and other factors that the Board of Directors deems relevant. Terms of the Company's banking agreements prohibit the payment of cash dividends without prior bank approval.

See "Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters — Equity Compensation Plans" of this Annual Report on Form 10-K for disclosure regarding our equity compensation plans.

In 2012, the Company did not sell any unregistered securities and did not repurchase any of its securities.

ITEM 6. Selected Financial Data

Five-Year Summary of Operations

Years ended December 31,	2012	2011	2010	2009 (b)	2008
Sales, net	**$ 63,933**	$ 56,058	$ 58,697	$ 51,676	$ 57,908
Gross profit	**14,976**	12,666	15,013	11,051	14,657
Operating expenses	**13,976**	13,858	13,419	11,681	12,360
Interest expense	**(755)**	(609)	(655)	(836)	(678)
Equity in income (loss) of partnerships	**(116)**	174	(135)	(150)	(4)
Gain on sale of investment in partnership	**822**	—	—	—	—
Other income (expense), net	**(78)**	42	(4)	(220)	(36)
Income (loss) from continuing operations before income taxes and discontinued operations	**873**	(1,585)	800	(1,836)	1,579
Income tax (expense) benefit	**(164)**	160	(145)	34	(265)
Income (loss) from continuing operations before discontinued operations	**709**	(1,425)	655	(1,802)	1,314
Gain on sale of discontinued operations, net of income taxes	**—**	—	35	—	—
Income (loss) from discontinued operations, net of income taxes	**—**	—	(329)	(2,119)	(276)
Net income (loss)	**$ 709**	$ (1,425)	$ 361	$ (3,921)	$ 1,038
Basic income (loss) per share:					
Continuing operations	**$ .13**	$ (.25)	$ .12	$ (.34)	$ .25
Discontinued operations	**—**	—	(.05)	(.39)	(.05)
Net income (loss)	**$ .13**	$ (.25)	$ .07	$ (.73)	$ .20
Diluted income (loss) per share:					
Continuing operations	**$ .12**	$ (.25)	$ .12	$ (.34)	$ .24
Discontinued operations	**—**	—	(.05)	(.39)	(.05)
Net income (loss)	**$ .12**	$ (.25)	$ .07	$ (.73)	$ .19
Weighted average number of shares outstanding during year:					
Basic	**5,669**	5,599	5,484	5,394	5,314
Diluted	**5,888**	5,599	5,535	5,394	5,539

Other Financial Highlights

Years ended December 31,	2012	2011	2010	2009(b)	2008
Working capital (a)	**$ 8,893**	$ 8,207	$ 8,615	$ 8,504	$ 10,602
Total assets	**$ 39,132**	$ 40,730	$ 36,267	$ 37,363	$ 39,462
Long-term debt	**$ 7,222**	$ 8,217	$ 6,465	$ 7,730	$ 6,188
Shareholders' equity	**$ 18,722**	$ 17,446	$ 18,571	$ 17,489	$ 20,312
Depreciation and amortization	**$ 2,150**	$ 2,258	$ 2,601	$ 2,470	$ 2,426

(a) Working capital is equal to current assets less current liabilities.

(b) In 2009, the Company exited the Electronic Products business, which consisted of the thermistor, film capacitor and magnetic products, and reclassified it as discontinued operations, including all previously reported amounts. Subsequently, in 2010 the Company completed the sale of the assets of the Electronic Products business.

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Company Overview

IntriCon Corporation, (the "Company" or "IntriCon", "we", "us" or "our") is an international firm engaged in the designing, developing, engineering and manufacturing of body-worn devices. The Company serves the body-worn device market by designing, developing, engineering and manufacturing micro-miniature products, microelectronics, micro-mechanical assemblies and complete assemblies, primarily for bio-telemetry devices, hearing instruments and professional audio communication devices.

As discussed below, the Company has one operating segment - its body-worn device segment. Our expertise in this segment is focused on three main markets: medical, hearing health and professional audio communications. Within these chosen markets, we combine ultra-miniature mechanical and electronics capabilities with proprietary technology – including ultra low power (ULP) wireless and digital signal processing (DSP) capabilities – that enhances the performance of body-worn devices.

Business Highlights

In August 2012, the Company sold its 50% interest in its Global Coils joint venture, to joint venture partner Audemars SA. Global Coils is in the business of marketing, designing, manufacturing, and selling audio coils to the hearing health industry. Audemars paid $426 in cash at closing and will make future payments, both one time and recurring, as specified in the purchase agreement. Audemars also transferred certain hearing health inventory to IntriCon. The Company recorded a gain on the sale of $822, or $.14 per diluted share, in the gain on sale of investment in partnership line of the accompanying statement of operations.

In December 2012, the Company amended its credit facilities with The PrivateBank and Trust Company. Terms of the amendment included, among other things, permitting the Company to borrow an additional $1,250 by increasing the Company's term loan facility to $4,000, while keeping the existing amortization schedule in place. In addition, the amendment eliminated the Minimum EBITDA covenant, reset certain other financial covenants and changed the dates of covenant compliance from monthly to quarterly. Lastly, the amendment increased the inventory cap on the borrowing base from $3,000 to $3,500 and removed eligible equipment from the base. The Company is using the facilities to fund current growth opportunities, the Company's overseas low-cost manufacturing infrastructure and meet anticipated working capital requirements.

Forward–Looking Statements

The following discussion and analysis of our financial condition and results of operations should be read together with our financial statements and the related notes appearing in Item 8. of this report. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those under the heading "Risk Factors" in Item 1A of this Annual Report on Form 10-K. See also Item 1. "Business—Forward-Looking Statements" for more information.

Results of Operations: 2012 Compared with 2011

Consolidated Net Sales

Our net sales are comprised of three main markets: medical, hearing health, and professional audio - collectively our body-worn device segment. Below is a recap of our sales by main markets for the years ended December 31, 2012 and 2011:

	2012	2011	Change	
			Dollars	Percent
Medical	$ 24,463	$ 22,923	$ 1,540	6.7%
Hearing Health	23,806	21,032	2,774	13.2%
Professional Audio Communications	15,664	12,103	3,561	29.4%
Consolidated net sales	$ 63,933	$ 56,058	$ 7,875	14.0%

In 2012, we experienced a 6.7 percent increase in medical sales primarily driven by higher sales to Medtronic and other key medical customers. Management believes the industry-wide trend to shift the point of care from expensive traditional settings, such as hospitals, to less expensive non-traditional settings like the home, will result in growth of the medical bio-telemetry industry. IntriCon currently serves this market by offering medical manufacturers the capabilities to design, develop and manufacture medical devices that are easier to use, are more miniature, use less power, and are lighter. IntriCon has a strong presence in both the diabetes market, with its Medtronic partnership, and cardiac diagnostic monitoring bio-telemetry market. The Company believes there are growth opportunities in these markets as well other emerging biotelemetry and home care markets, such as sleep apnea, that could benefit from its capabilities to develop devices that are more technologically advanced, smaller and lightweight.

Net sales in our hearing health business for the year ended December 31, 2012 increased 13.2 percent over the same period in 2011 driven by sales to hi HealthInnovations and sales into the nontraditional PSAP hearing health market. These gains were partially offset by temporary declines in legacy products. In mid-2012, we satisfied hi HealthInnovations' initial product ramp-up needs for 2012 and in the near term we expect minimal new orders. The hi HealthInnovations program is based on a development of an innovative new distribution channel. While hi HealthInnovations continues to make progress, there are challenges to be overcome and it is difficult to project program needs at this time; however, we do believe in the long-term potential of this program. We continue to support hi HealthInnovations in building the infrastructure to provide high quality, affordable hearing healthcare to their customers. Examples of our efforts include the development and validation of hardware and software, providing quality management system support, and device tracking and analysis support. We believe this will position hi HealthInnovations to aggressively expand this program to their customer base. With market dynamics such as low penetration rates, an aging population, and the need for reduced cost and convenience, the Company believes the hearing health market offers significant growth opportunities, including the emergence of alternative care models, such the insurance channel and PSAP channel. IntriCon believes it is very well positioned to serve these value hearing health market channels. Over the past several years the company has invested heavily in core technologies, product platforms and its global manufacturing capabilities geared to provide high-tech, lower-cost hearing devices. Our DSP devices provide better clarity and an improved ability to filter out background noise at attractive pricing points. We believe product platform introductions such as the APT™ and Lumen™ devices will drive market share gains into all channels of the emerging value hearing health market.

Net sales to the professional audio device sector increased 29.4 percent in 2012 compared to the same period in 2011. The significant increase over the prior year was due to continued demand for securities products domestically and to the fulfillment of a large headset contract with the Singapore government, providing technically advanced headsets to be worn in difficult listening environments. While the Singapore government contract has been fulfilled in 2012, we believe there is potential for additional future contracts with the Singapore government and other agencies. Additionally, we believe our extensive portfolio of communication devices that are portable, smaller and perform well in noisy or hazardous environments will provide for future long-term growth in this market.

Gross Profit

Gross profit, both in dollars and as a percent of sales, for 2012 and 2011, were as follows:

	2012		2011		Change	
	Dollars	Percent of Sales	Dollars	Percent of Sales	Dollars	Percent
Gross profit	$ 14,976	23.4%	$ 12,666	22.6%	$ 2,310	18.2%

In 2012, gross profit increased primarily due to greater sales across our three core markets, partially offset by infrastructure costs in Asia and an unfavorable product mix in our professional audio communications market. The Company further expanded its low-cost manufacturing capabilities during the year. The continued ramp-up of the Company's Indonesian facility provides low-cost manufacturing options to drive ongoing margin improvement and the ability to pursue additional high-volume manufacturing opportunities. In addition, the Company increased the medical manufacturing infrastructure at its Singapore facility to support the transfer of certain medical business. The Company has a number of initiatives to expand margins, including transferring select labor-intensive programs to Singapore and Indonesia, and increasing the percentage of proprietary IntriCon technology into all of its product platforms. However, due to the relatively fixed global cost manufacturing structure, the most immediate impact on margin growth will be through increased revenue volume.

Sales and Marketing, General and Administrative and Research and Development Expenses

Sales and marketing, general and administrative and research and development expenses for the years ended December 31, 2012 and 2011 were:

	2012		2011		Change	
	Dollars	Percent of Sales	Dollars	Percent of Sales	Dollars	Percent
Sales and marketing	$ 3,324	5.2%	$ 3,185	5.7%	$ 139	4.3%
General and administrative	5,958	9.3%	5,797	10.3%	161	2.8%
Research and development	4,694	7.3%	4,876	8.7%	(182)	(3.7)%

Sales and marketing increased over the prior year due to increased sales and related selling commissions and a headcount addition in late 2012. Management expects to focus more capital and resources in sales and marketing in the upcoming years to expand its reach in the medical bio-telemetry and value hearing health markets. General and administrative expenses increased over the prior year period primarily driven by increased stock based compensation as compared to 2011. Research and development decreased over the prior year primarily due to a temporary reduction in fee for service work by third parties.

Interest Expense

Interest expense for 2012 was $755, an increase of $146 from $609 in 2011. The increase in interest expense was primarily due to higher average debt balances and higher interest rates as compared to the prior year.

Equity in Income (Loss) of Partnerships

The equity in income (loss) of partnerships for 2012 was $(116) compared to $174 in 2011.

The Company recorded a $166 decrease in the carrying amount of its investment in the Hearing Instrument Manufacturers Patent Partnership ("HIMPP") for 2012, reflecting amortization of the patents and other intangibles and the Company's portion of the partnership's operating results for the year ended December 31, 2012, compared to a $34 decrease in the carrying amount of the investment in 2011 for the amortization of the patents and other intangibles and the Company's portion of the partnership's operating results for the year ended December 31, 2011.

Prior to the sale of the Global Coils joint venture interest, the Company recorded a $50 and $208 increase in the carrying amount of IntriCon's investment in this joint venture, reflecting the Company's portion of the joint venture's operating results for year ended December 31, 2012 and 2011, respectively.

Gain on Sale of Investment in Partnership

In August 2012, the Company sold its 50% interest in its Global Coils joint venture, to its joint venture partner Audemars SA. The Global Coils joint venture is in the business of marketing, designing, manufacturing, and selling audio coils to the hearing health industry. Audemars paid $426 in cash at closing and will make future payments, both one time and recurring, as specified in the purchase agreement. Audemars also transferred certain hearing health inventory to IntriCon. The Company recorded a gain on the sale of $822 in the gain on sale of investment in partnership line of the accompanying statement of operations.

The net gain was computed as follows:

Cash proceeds	$ 426
Receivables	721
Inventory	186
Net assets disposed	(486)
Transaction costs	(25)
Gain on sale	$ 822

Other Income (Expense), net

In 2012, other income (expense), net was $(78) compared to $42 in 2011 primarily related to the gain (loss) on foreign currency exchange.

Income Tax (Expense) Benefit

Income taxes were as follows:

	2012	2011
Income tax (expense) benefit	$ (164)	$ 160
Percentage of pre-tax income (loss)	18.8%	(10.1%)

The (expense) benefit in 2012 and 2011 was primarily due to foreign taxes on German and Singapore operations. The Company is in a net operating loss position ("NOL") for US federal income tax purposes and, consequently, minimal income tax expense from the current period domestic operations was recognized. Our deferred tax asset related to the NOL carry forwards has been offset by a full valuation allowance. We estimate we have approximately $19,888 of NOL carry forwards available to offset future federal income taxes that begin to expire in 2022.

Results of Operations: 2011 Compared with 2010

Consolidated Net Sales

Below is a recap of our sales by main markets for the years ended December 31, 2011 and 2010:

	2011	2010	Change	
			Dollars	Percent
Medical	$ 22,923	$ 24,594	$ (1,671)	(6.8%)
Hearing Health	21,032	21,007	25	0.1%
Professional Audio Communications	12,103	13,096	(993)	(7.6%)
Consolidated net sales	$ 56,058	$ 58,697	$ (2,639)	(4.5%)

In 2011, we experienced a 6.8 percent decrease medical sales primarily due to extended regulatory lead times and anticipated fluctuations in demand. The persisting economic softness and regulatory delays has caused many patients to defer discretionary medical procedures, and hospitals and doctors to cut back on purchases of legacy med-tech products. As a result, during the course of 2011, a few large medical customers experienced fluctuations in demand. As the year progressed, we were encouraged by the reengagement of Medtronic and other key medical customers, driving four quarters of sequential growth.

Net sales in our hearing health business for the year ended December 31, 2011 remained flat compared to the same period in 2010 driven by growth in our DSP circuits and sales to hi HealthInnovations, offset by temporary declines in legacy products.

Net sales to the professional audio device sector decreased 7.6 percent in 2011 compared to the same period in 2010. We believe that the primary driver of the decrease was due to the possible U.S. government shutdown and budgetary approval process which delayed our contract product launches with certain government organizations.

Gross Profit

Gross profit, both in dollars and as a percent of sales, for 2011 and 2010, were as follows:

	2011		2010		Change	
	Dollars	Percent of Sales	Dollars	Percent of Sales	Dollars	Percent
Gross profit	$ 12,666	22.6%	$ 15,013	25.6%	$ (2,347)	(15.6%)

In 2011, gross profit decreased primarily due to lower sales volumes, costs related to establishing the Company's Indonesian facility and ramp up costs associated with the hi HealthInnovations agreement. The decrease in gross profits was partially offset by the impact of various profit enhancement programs.

In an effort to drive for further gross profit improvements, the Company evaluated low cost manufacturing options in Asia. In July 2011, the Company signed a five year lease agreement for a manufacturing facility in Batam, Indonesia. The Company commenced manufacturing at the facility in October 2011.

Sales and Marketing, General and Administrative and Research and Development Expenses

Sales and marketing, general and administrative and research and development expenses for the years ended December 31, 2011 and 2010 were:

	2011		2010		Change	
	Dollars	Percent of Sales	Dollars	Percent of Sales	Dollars	Percent
Sales and marketing	$ 3,185	5.7%	$ 3,133	5.3%	$ 52	1.7%
General and administrative	5,797	10.3%	5,801	9.9%	(4)	(0.0%)
Research and development	4,876	8.7%	4,485	7.6%	391	8.7%

Sales and marketing and general and administrative expenses were relatively flat as compared to the prior year periods. Research and development increased over the prior year period primarily due to continued development of core technologies and research and development to support product offerings under the hi HealthInnovations' manufacturing agreement.

Interest Expense

Interest expense for 2011 was $609, a decrease of $46 from $655 in 2010. The decrease in interest expense was primarily due to lower average debt balances and interest rates as compared to the prior year.

Equity in Income (Loss) of Partnerships

The equity in income (loss) of partnerships for 2011 was $174 compared to $(135) in 2010.

The Company recorded a $34 decrease in the carrying amount of its investment in HIMPP for 2011, reflecting amortization of the patents and other intangibles and the Company's portion of the partnership's operating results for the year ended December 31, 2011, compared to a $191 decrease in the carrying amount of the investment in 2010 for the amortization of the patents and other intangibles and the Company's portion of the partnership's operating results for the year ended December 31, 2010.

The Company recorded a $208 and $56 increase in the carrying amount of IntriCon's investment in the Global Coils joint venture, reflecting the Company's portion of the joint venture's operating results for year ended December 31, 2011 and 2010, respectively.

Other Income (Expense), net

In 2011, other income (expense), net was $42 compared to $(4) in 2010.

Income Tax (Expense) Benefit

Income taxes were as follows:

	2011	2010
Income tax (expense) benefit	$ 160	$ (145)
Percentage of pre-tax income (loss)	(10.1%)	18.1%

The (expense) benefit in 2011 and 2010 was primarily due to foreign taxes on German and Singapore operations. The Company is in a net operating loss position ("NOL") for US federal income tax purposes and, consequently, minimal income tax expense from the current period domestic operations was recognized. Our deferred tax asset related to the NOL carry forwards has been offset by a full valuation allowance.

Discontinued Operations

We had no discontinued operations in 2011. We recorded a loss from discontinued operations (electronics business) in 2010 as follows:

	2010
Loss from discontinued Electronics Products Business	$ (294)

The 2010 net loss of $(294), or $(0.05) per diluted share, was primarily due to loss in operations, net of a $35 gain on sale of the electronics business.

Liquidity and Capital Resources

Our primary sources of cash have been cash flows from operations, bank borrowings, and other financing transactions. For the last three years, cash has been used for repayments of bank borrowings, purchases of equipment, establishment of an additional Asian manufacturing facility and working capital to support research and development, including product offerings under our hi HealthInnovations agreement.

As of December 31, 2012, we had approximately $226 of cash on hand. Sources and uses of our cash for the year ended December 31, 2012 have been from our operations, as described below.

Consolidated net working capital increased to $8,893 at December 31, 2012 from $8,207 at December 31, 2011. Our cash flows from operating, investing and financing activities, as reflected in the statement of cash flows for the years ended December 31, are summarized as follows:

	2012	2011	2010
Cash provided (used) by:			
Operating activities	$ 2,007	$ (3)	$ 1,616
Investing activities	(1,109)	(2,582)	(1,043)
Financing activities	(799)	2,420	(668)
Effect of exchange rate changes on cash	8	3	(9)
Increase (decrease) in cash	$ 107	$ (162)	$ (104)

Operating Activities. The most significant items that contributed to the $2,007 of cash provided by continuing operations were increases in net income and decreases in inventory and receivables partially offset by decreases in accounts payable. Days sales in inventory decreased from 95 at December 31, 2011 to 78 at December 31, 2012. Days payables outstanding decreased from 64 days at December 31, 2011 to 39 days at December 31, 2012.

Investing Activities. Net cash used by investing activities consisted of purchases of property, plant and equipment of $1,735 primarily related to the infrastructure investment at our Asian facilities. Partially offsetting the purchase of property plant and equipment was net cash proceeds received of $626 on the sale of the 50 percent ownership interest in the Global Coils joint venture.

Financing Activities. Net cash used by financing activities of $799 was comprised primarily of borrowings under our credit facilities, partially offset by proceeds of new borrowings.

Cash generated from operations may be affected by a number of factors. See "Forward Looking Statements" and "Item 1A: Risk Factors" contained in this Form 10-K for a discussion of some of the factors that can negatively impact the amount of cash we generate from our operations.

We had the following bank arrangements at December 31,:

	2012	2011
Total availability under existing facilities	$ 13,233	$ 13,517
Borrowings and commitments:		
Domestic revolving credit facility	4,360	5,369
Domestic term loans	3,750	3,500
Foreign overdraft and letter of credit facility	1,795	1,881
Total borrowings and commitments	9,905	10,750
Remaining availability under existing facilities	$ 3,328	$ 2,767

Domestic Credit Facilities

To finance a portion of the Company's acquisition of Jon Barron, Inc. doing business as Datrix ("Datrix") and replace the Company's existing credit facilities with Bank of America, including capital leases, the Company and its domestic subsidiaries entered into a credit facility with The PrivateBank and Trust Company on August 13, 2009. The credit facility, as amended, provides for:

- an $8,000 revolving credit facility, with a $200 sub facility for letters of credit. Under the revolving credit facility, the availability of funds depends on a borrowing base composed of stated percentages of the Company's eligible trade receivables and eligible inventory, and eligible equipment less a reserve; and
- a term loan in the original amount of $4,000.

In December 2012, the Company and its domestic subsidiaries entered into a Fifth Amendment to the Loan and Security Agreement with The PrivateBank and Trust Company. The amendment, among other things:

- permitted the Company to borrow an additional $1,250 under the term loan by increasing the then current principal balance of the term loan from $2,750 to $4,000, while keeping the existing amortization schedule in place.
- increased the inventory cap on the borrowing base from $3,000 to $3,500 and removed eligible equipment from the base. Under the revolving credit facility as amended, the availability of funds depends on a borrowing base composed of stated percentages of the Company's eligible trade receivables and inventory, less a reserve;
- eliminated the minimum EBITDA covenant and amended certain other financial covenants; and
- changed the dates when covenant compliance will be tested from monthly to quarterly.

In March 2012, the Company entered into an amendment with The PrivateBank to waive certain covenant violations at December 31, 2011 and reset certain covenants in the agreement. In August 2012, the credit facility was amended to amend the fixed charge covenant ratio and to consent to the Global Coils sale and the application of the proceeds to the pay down of the revolving credit facility.

Loans under the credit facility are secured by a security interest in substantially all of the assets of the Company and its domestic subsidiaries including a pledge of the stock of its domestic subsidiaries. Loans under the credit facility bear interest at varying rates based on the Company's leverage ratio of funded debt / EBITDA, at the option of the Company, at:

- the London InterBank Offered Rate ("LIBOR") plus 3.00% - 4.00%, or
- the base rate, which is the higher of (a) the rate publicly announced from time to time by the lender as its "prime rate" and (b) the Federal Funds Rate plus 0.5%, plus 0.25% - 1.25% depending on the Company's leverage ratio.

Interest is payable monthly in arrears, except that interest on LIBOR based loans is payable at the end of the one, two or three month interest periods applicable to LIBOR based loans. IntriCon is also required to pay a non-use fee equal to 0.25% per year of the unused portion of the revolving line of credit facility, payable quarterly in arrears.

Weighted average interest on our domestic credit facilities was 4.52%, 3.93%, and 5.06% for 2012, 2011, and 2010, respectively.

The outstanding balance of the revolving credit facility was $4,360 and $5,369 at December 31, 2012 and 2011, respectively. The total remaining availability on the revolving credit facility was approximately $2,689 and $1,935 at December 31, 2012 and 2011, respectively. The credit facility expires on August 13, 2014 and all outstanding borrowings will become due and payable. We expect to seek an extension of the term of this facility or a new credit facility in 2013.

The outstanding principal balance of the term loan, as amended, is payable in quarterly installments of $250, commencing with the calendar quarter ended December 31, 2012. Any remaining principal and accrued interest is payable on August 13, 2014. IntriCon is also required to use 100% of the net cash proceeds of certain asset sales (excluding inventory and certain other dispositions), sale of capital securities or issuance of debt to pay down the term loan.

During 2011, the Company entered into interest rate swaps with The PrivateBank which are accounted for as effective cash flow hedges. The interest rate swaps had a combined initial notional amount of $5,500, with a portion of the swap amortizing on a basis consistent with the $250 quarterly installments required under the term loan. The interest rate swaps fix the Company's one month LIBOR interest rate on the notional amounts at rates ranging from 4.33% - 4.62%. The interest rate swaps expire on August 13, 2014. Interest rate swaps, which are considered derivative instruments, of $92 and $93 are reported in the balance sheets at fair value in other current liabilities at December 31, 2012 and 2011. The impact of the interest rate swaps and related additional disclosure is not considered material to the financial statements for 2012, 2011 and 2010.

The borrowers are subject to various covenants under the credit facility, including a maximum funded debt to EBITDA, a minimum fixed charge coverage ratio and maximum capital expenditure financial covenants. Under the credit facility, except as otherwise permitted, the borrowers may not, among other things: incur or permit to exist any indebtedness; grant or permit to exist any liens or security interests on their assets or pledge the stock of any subsidiary; make investments; be a party to any merger or consolidation, or purchase of all or substantially all of the assets or equity of any other entity; sell, transfer, convey or lease all or any substantial part of its assets or capital securities; sell or assign, with or without recourse, any receivables; issue any capital securities; make any distribution or dividend (other than stock dividends), whether in cash or otherwise, to any of its equityholders; purchase or redeem any of its equity interests or any warrants, options or other rights to equity; enter into any transaction with any of its affiliates or with any director, officer or employee of any borrower; be a party to any unconditional purchase obligations; cancel any claim or debt owing to it; make payment on or changes to any subordinated debt; enter into any agreement inconsistent with the provisions of the credit facility or other agreements and documents entered into in connection with the credit facility; engage in any line of business other than the businesses engaged in on the date of the credit facility and businesses reasonably related thereto; or permit its charter, bylaws or other organizational documents to be amended or modified in any way which could reasonably be expected to materially adversely affect the interests of the lender. The Company was in compliance with all applicable covenants under the credit facility as of December 31, 2012.

Upon the occurrence and during the continuance of an event of default (as defined in the credit facility), the lender may, among other things: terminate its commitments to the borrowers (including terminating or suspending its obligation to make loans and advances); declare all outstanding loans, interest and fees to be immediately due and payable; take possession of and sell any pledged assets and other collateral; and exercise any and all rights and remedies available to it under the Uniform Commercial Code or other applicable law. In the event of the insolvency or bankruptcy of any borrower, all commitments of the lender will automatically terminate and all outstanding loans, interest and fees will be immediately due and payable. Events of default include, among other things, failure to pay any amounts when due; material misrepresentation; default in the performance of any covenant, condition or agreement to be performed that is not cured within 20 days after notice from the lender; default in the performance of obligations under certain subordinated debt, which includes the Company's note payable to the former shareholder of Datrix (including actual or attempted termination of a subordination agreement with the former shareholder of Datrix); default in the payment of other indebtedness or other obligation with an outstanding principal balance of more than $50, or of any other term, condition or covenant contained in the agreement under which such obligation is created, the effect of which is to allow the other party to accelerate such payment or to terminate the agreements; a breach by a borrower under certain material agreements, the result of which breach is the suspension of the counterparty's performance thereunder, delivery of a notice of acceleration or termination of such agreement; the insolvency or bankruptcy of any borrower; the entrance of any judgment against any borrower in excess of $50, which is not fully covered by insurance; any divestiture of assets or stock of a subsidiary constituting a substantial portion of borrowers' assets; the occurrence of a change in control (as defined in the credit facility); certain collateral impairments; a contribution failure with respect to any employee benefit plan that gives rise to a lien under ERISA; and the occurrence of any event which lender determines could be reasonably expected to have a material adverse effect (as defined in the credit facility).

Foreign Credit Facility

In addition to its domestic credit facilities, the Company's wholly-owned subsidiary, IntriCon, PTE LTD., entered into an international senior secured credit agreement with Oversea-Chinese Banking Corporation Ltd. that provides for a $1,977 line of credit. The international credit agreement was modified in August 2010 and again in August 2011 to allow for an additional total of $736 in borrowing under the existing base to fund the Singapore facility relocation, Batam facility construction and various other capital needs with varying due dates from 2013 to 2015. Borrowings bear interest at a rate of .75% to 2.5% over the lender's prevailing prime lending rate. Weighted average interest on the international credit facilities was 3.89% and 4.28% for the years ended December 31, 2012 and 2011. The outstanding balance was $1,795 and $1,881 at December 31, 2012 and 2011, respectively. The total remaining availability on the international senior secured credit agreement was approximately $639 and $832 at December 31, 2012 and 2011, respectively.

Datrix Promissory Note

A portion of the purchase price of the Datrix acquisition was paid by the issuance of a promissory note to the seller in the amount of $1,050 bearing annual interest at 6%. In August 2012, the Company amended the agreement to change the remaining installment of $350 from the original due date of August 13, 2012 to equal monthly principal and interest payments starting in October 1, 2012 over a one year period.

We believe that funds expected to be generated from operations, the available borrowing capacity through our revolving credit loan facilities and the control of capital spending will be sufficient to meet our anticipated cash requirements for operating needs for at least the next 12 months. If, however, we do not generate sufficient cash from operations, or if we incur additional unanticipated liabilities, we may be required to seek additional financing or sell equity or debt on terms which may not be as favorable as we could have otherwise obtained. No assurance can be given that any refinancing, additional borrowing or sale of equity or debt will be possible when needed or that we will be able to negotiate acceptable terms. In addition, our access to capital is affected by prevailing conditions in the financial and equity capital markets, as well as our own financial condition. While management believes that we will be able to meet our liquidity needs for at least the next 12 months, no assurance can be given that we will be able to do so.

Contractual Obligations

The following table represents our contractual obligations and commercial commitments, excluding interest expense, as of December 31, 2012.

	Payments Due by Period				
Contractual Obligations	**Total**	**Less than 1 Year**	**1-3 Years**	**3-5 Years**	**More than 5 Years**
Domestic credit facility	$ 4,360	$ —	$ 4,360	$ —	$ —
Domestic term loan	3,750	1,000	2,750	—	—
Domestic note payable	262	262	—	—	—
Foreign overdraft and letter of credit facility	1,795	1,683	112	—	—
Pension and other post retirement benefit obligations	1,248	189	351	306	402
Operating leases	4,000	1,449	1,874	677	—
Total contractual obligations	$ 15,415	$ 4,583	$ 9,447	$ 983	$ 402

There are certain provisions in the underlying contracts that could accelerate our contractual obligations as noted above.

Foreign Currency Fluctuation

Generally, the effect of changes in foreign currencies on our results of operations is partially or wholly offset by our ability to make corresponding price changes in the local currency. From time to time, the impact of fluctuations in foreign currencies may have a material effect on the financial results of the Company. Foreign currency transaction amounts included in the statements of operation include losses of $177, $17 and $134 in 2012, 2011 and 2010, respectively. See Note 10 to the Company's consolidated financial statements included herein.

Off-Balance Sheet Obligations

We had no material off-balance sheet obligations as of December 31, 2012 other than the operating leases disclosed above.

Related Party Transactions

For a discussion of related party transactions, see Note 14 to the Company's consolidated financial statements included herein.

Litigation

For a discussion of litigation, see "Item 3. Legal Proceedings" and Note 13 to the Company's consolidated financial statements included herein.

New Accounting Pronouncements

See "New Accounting Pronouncements" set forth in Note 1 of the Notes to the Consolidated Financial Statements under Item 8 of this Annual Report on Form 10-K, for information pertaining to recently adopted accounting standards or accounting standards to be adopted in the future.

Critical Accounting Policies and Estimates

The significant accounting policies of the Company are described in Note 1 to the consolidated financial statements and have been reviewed with the audit committee of our Board of Directors. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period.

Certain accounting estimates and assumptions are particularly sensitive because of their importance to the consolidated financial statements and possibility that future events affecting them may differ markedly. The accounting policies of the Company with significant estimates and assumptions are described below.

Revenue Recognition

The Company recognizes revenue when the customer takes ownership, primarily upon product shipment, and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

Customers have 30 days to notify the Company if the product is damaged or defective. Beyond that, there are no significant obligations that remain after shipment other than warranty obligations. Contracts with customers do not include product return rights, however, the Company may elect in certain circumstances to accept returns of products. The Company records revenue for product sales net of returns. Sales and use tax are reported on a net basis. The Company defers recognition of revenue on discounts to customers if discounts are considered significant.

In general, the Company warrants its products to be free from defects in material and workmanship and will fully conform to and perform to specifications for a period of one year. The Company develops a warranty reserve based on historical experience. While the Company's warranty costs have historically been within its expectations, the Company cannot guarantee that it will continue to experience the same warranty return rates or repair costs that it has experienced in the past.

Accounts Receivable Reserves

This reserve is an estimate of the amount of accounts receivable that are uncollectible. The reserve is based on a combination of specific customer knowledge, general economic conditions and historical trends. Management believes the results could be materially different if economic conditions change for our customers.

Inventory Valuation

Inventory is recorded at the lower of our cost or market value. Market value is an estimate of the future net realizable value of our inventory. It is based on historical trends, product life cycles, forecasts of future inventory needs and on-hand inventory levels. Management believes reserve levels could be materially affected by changes in technology, our customer base, customer needs, general economic conditions and the success of certain Company sales programs.

Goodwill and Intangible Assets

Goodwill is reviewed for impairment annually on November 30th of each year or more frequently if changes in circumstances or the occurrence of events suggest impairment exists. Consistent with prior years, in 2012 the Company utilized the two-step impairment analysis and elected not to use the qualitative assessment or "step zero" approach. In the two-step impairment analysis, in step one, the fair value of each reporting unit is compared to its carrying value, including goodwill. If the fair value exceeds the carrying value, no further work is required and no impairment loss is recognized. If the carrying value exceeds the fair value, the goodwill of the reporting unit is potentially impaired and the Company would then complete step two in order to measure the impairment loss. In step two, the Company would calculate the implied fair value of goodwill by deducting the fair value of all tangible and intangible net assets (including unrecognized intangible assets) of the reporting unit from the fair value of the reporting unit. If the implied fair value of goodwill is less than the carrying value of goodwill, the Company would recognize an impairment loss, in the period identified, equal to the difference. The Company has concluded that no impairment of goodwill or intangible assets existed as of November 30, 2012.

Long-lived Assets

The carrying value of long-lived assets is periodically assessed to insure their carrying value does not exceed the undiscounted cash flows expected to be generated from their expected use and eventual disposition. This assessment includes certain assumptions related to future needs for the asset to help generate future cash flow. Changes in those assessments, future economic conditions or technological changes could have a material adverse impact on the carrying value of these assets.

Deferred Taxes

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. Actual future operating results, as well as changes in our future performance, could have a material impact on the valuation allowance.

Employee Benefit Obligations

We provide retirement and health care insurance for certain domestic and retirees and former Selas employees. We measure the costs of our obligation based on our best estimate. The net periodic costs are recognized as employees render the services necessary to earn the post-retirement benefit. Several assumptions and statistical variables are used in the models to calculate the expense and liability related to the plans. We determine assumptions about the discount rate, the expected rate of return on plan assets and the future rate of compensation increases. The actuarial models also use assumptions on demographic factors such as retirement, mortality and turnover. Changes in actuarial assumptions could vary materially from actual results due to economic events and different rates of retirement, mortality and withdrawal.

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk

Not applicable.

ITEM 8. Financial Statements and Supplementary Data

Management's Report on Internal Control over Financial Reporting

Management of IntriCon Corporation and its subsidiaries ("the Company") is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) of the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that (1) pertain to maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012, using criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Company's management believes that, as of December 31, 2012, the Company's internal control over financial reporting was effective based on those criteria.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to a provision of the Dodd Frank Act, which eliminated such requirement for "smaller reporting companies," as defined in SEC regulations, such as IntriCon.

There were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the most recent fiscal quarter covered by this report that would have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders, Audit Committee and Board of Directors
IntriCon Corporation and Subsidiaries
Arden Hills, MN

We have audited the accompanying consolidated balance sheets of IntriCon Corporation and Subsidiaries (the Company) as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity and cash flows for the years ended December 31, 2012, 2011 and 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of its internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IntriCon Corporation and Subsidiaries as of December 31, 2012 and 2011 and the results of their operations and cash flows for the years ended December 31, 2012, 2011 and 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
March 13, 2013

IntriCon Corporation
Consolidated Statements of Operations
(In Thousands, Except Per Share Amounts)

Years ended December 31	2012	2011	2010
Sales, net	**$ 63,933**	$ 56,058	$ 58,697
Costs of sales	**48,957**	43,392	43,684
Gross profit	**14,976**	12,666	15,013
Operating expenses:			
Sales and marketing	**3,324**	3,185	3,133
General and administrative	**5,958**	5,797	5,801
Research and development	**4,694**	4,876	4,485
Total operating expenses	**13,976**	13,858	13,419
Operating income (loss)	**1,000**	(1,192)	1,594
Interest expense	**(755)**	(609)	(655)
Equity in income (loss) of partnerships	**(116)**	174	(135)
Gain on sale of investment in partnership	**822**	—	—
Other income (expense), net	**(78)**	42	(4)
Income (loss) from continuing operations before income taxes and discontinued operations	**873**	(1,585)	800
Income tax (expense) benefit	**(164)**	160	(145)
Income (loss) before discontinued operations	**709**	(1,425)	655
Loss from discontinued operations, net of income taxes	—	—	(329)
Gain on sale of discontinued operations, net of income taxes	—	—	35
Net income (loss)	**$ 709**	$ (1,425)	$ 361
Basic income (loss) per share:			
Continuing operations	**$ .13**	$ (.25)	$ .12
Discontinued operations	—	—	(.05)
Net income (loss)	**$ .13**	$ (.25)	$ .07
Diluted income (loss) per share:			
Continuing operations	**$ .12**	$ (.25)	$ .12
Discontinued operations	—	—	(.05)
Net income (loss)	**$ .12**	$ (.25)	$ .07

See accompanying notes to the consolidated financial statements.

IntriCon Corporation
Consolidated Statements of Comprehensive Income (Loss)
(In Thousands)

	Years ended December 31,		
	2012	**2011**	**2010**
Net income (loss)	**$ 709**	$ (1,425)	$ 361
Change in fair value of interest rate swap	**1**	(93)	35
Loss on foreign currency translation adjustment	**(13)**	(60)	(58)
Comprehensive income (loss)	**$ 697**	$ (1,578)	$ 338

See accompanying notes to the consolidated financial statements.

IntriCon Corporation
Consolidated Balance Sheets (In Thousands, Except Per Share Amounts)

At December 31,	2012	2011
Current assets:		
Cash	$ 226	$ 119
Restricted cash	563	540
Accounts receivable, less allowance for doubtful accounts of $154 and $223 at December 31, 2012 and 2011, respectively	7,171	8,545
Inventories	11,117	11,720
Refundable income taxes	—	82
Other current assets	1,483	652
Total current assets	20,560	21,658
Machinery and equipment	40,796	39,170
Less: Accumulated depreciation	34,012	32,164
Net machinery and equipment	6,784	7,006
Goodwill	9,709	9,709
Investment in partnerships	773	1,283
Other assets, net	1,306	1,074
Total assets	$ 39,132	$ 40,730
Current liabilities:		
Checks written in excess of cash	$ 637	$ 396
Current maturities of long-term debt	2,945	2,883
Accounts payable	4,045	6,298
Accrued salaries, wages and commissions	1,786	1,617
Deferred gain	110	110
Partnership payable	—	240
Income taxes payable	96	—
Other accrued liabilities	2,048	1,907
Total current liabilities	11,667	13,451
Long-term debt, less current maturities	7,222	8,217
Other postretirement benefit obligations	590	685
Accrued pension liabilities	510	431
Deferred gain	275	385
Other long-term liabilities	146	115
Total liabilities	20,410	23,284
Commitments and contingencies (note 13)		
Shareholders' equity:		
Common stock, $1.00 par value per share; 20,000 shares authorized; 5,687 and 5,646 shares issued and outstanding at December 31, 2012 and 2011, respectively	5,687	5,646
Additional paid-in capital	15,797	15,259
Accumulated deficit	(2,360)	(3,069)
Accumulated other comprehensive loss	(402)	(390)
Total shareholders' equity	18,722	17,446
Total liabilities and shareholders' equity	$ 39,132	$ 40,730

See accompanying notes to the consolidated financial statements.

IntriCon Corporation
Consolidated Statements of Cash Flows (In Thousands)

Years ended December 31,	2012	2011	2010
Cash flows from operating activities:			
Net income (loss)	$ **709**	$ (1,425)	$ 361
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:			
Gain on sale of discontinued operations	—	—	(35)
Depreciation and amortization	**2,150**	2,258	2,601
Stock-based compensation	**414**	214	474
Loss (gains) on sale of property and equipment	**36**	8	28
Deferred taxes	**(7)**	(169)	40
Change in deferred gain	**(110)**	(110)	(110)
Allowance for doubtful accounts	**(69)**	4	(7)
Equity in (income) loss of partnerships	**116**	(174)	135
Gain on sale of investment in partnership	**(822)**	—	—
Changes in operating assets and liabilities:			
Accounts receivable	**1,555**	(354)	(1,192)
Inventories	**789**	(3,391)	(164)
Other assets	**(972)**	(303)	159
Accounts payable	**(2,252)**	3,155	(468)
Accrued expenses	**240**	376	(223)
Other liabilities	**230**	(92)	17
Net cash provided (used) by continuing operations	**2,007**	(3)	1,616
Cash flows from investing activities:			
Purchases of property, plant and equipment	**(1,735)**	(2,582)	(1,811)
Proceeds from sale of discontinued operations, net	—	—	775
Proceeds from sale of investment in partnership	**626**	—	—
Other	—	—	(7)
Net cash used by investing activities	**(1,109)**	(2,582)	(1,043)
Cash flows from financing activities:			
Proceeds from stock purchases and exercise of stock options	**159**	230	261
Proceeds from long-term borrowings	**17,269**	16,685	12,194
Repayments of long-term debt	**(18,211)**	(14,145)	(13,074)
Payments of partnership payable	**(240)**	(260)	(260)
Change in restricted cash	**(17)**	(77)	(96)
Change in checks written in excess of cash	**241**	(13)	307
Net cash (used) provided by financing activities	**(799)**	2,420	(668)
Effect of exchange rate changes on cash	**8**	3	(9)
Increase (decrease) in cash	**107**	(162)	(104)
Cash beginning of year	**119**	281	385
Cash end of year	$ **226**	$ 119	$ 281

See accompanying notes to the consolidated financial statements.

IntriCon Corporation
Consolidated Statements of Shareholders' Equity
(In Thousands)

	Common Stock Number of Shares	Common Stock $ Amount	Additional Paid-in Capital	Retained Deficit	Accumulated Other Comprehensive Loss	Treasury Stock	Total Shareholders' Equity
Balance December 31, 2009	5,986	$ 5,986	$ 14,987	$ (2,005)	$ (214)	$ (1,265)	$ 17,489
Exercise of stock options	69	69	126				195
Shares issued under the Employee Stock Purchase Plan	15	15	50				65
Shares issued in lieu of cash for services	3	3	7				10
Stock option expense			474				474
Net income (loss)				361			361
Comprehensive income (loss)					(23)		(23)
Balance December 31, 2010	6,073	$ 6,073	$ 15,644	$ (1,644)	$ (237)	$ (1,265)	$ 18,571
Exercise of stock options	69	69	91				160
Shares issued under the Employee Stock Purchase Plan	17	17	53				70
Shares issued in lieu of cash for services	3	3	6				9
Stock option expense			214				214
Retirement of Treasury Shares	(516)	(516)	(749)			1,265	—
Net income (loss)				(1,425)			(1,425)
Comprehensive income (loss)					(153)		(153)
Balance December 31, 2011	5,646	$ 5,646	$ 15,259	$ (3,069)	$ (390)	$ —	$ 17,446
Exercise of stock options	**20**	**20**	**30**				**50**
Shares issued under the Employee Stock Purchase Plan	**20**	**20**	**89**				**109**
Shares issued in lieu of cash for services	**1**	**1**	**5**				**6**
Stock option expense			**414**				**414**
Net income (loss)				**709**			**709**
Comprehensive income (loss)					**(12)**		**(12)**
Balance December 31, 2012	**5,687**	**$ 5,687**	**$ 15,797**	**$ (2,360)**	**$ (402)**	**$ —**	**$ 18,722**

See accompanying notes to the consolidated financial statements.

IntriCon Corporation

Notes to Consolidated Financial Statements (In Thousands, Except Per Share Data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Headquartered in Arden Hills, Minnesota, IntriCon Corporation (formerly Selas Corporation of America) (referred to as the Company, we, us or our) is an international company engaged in designing, developing, engineering and manufacturing body-worn devices. The Company serves the body-worn device market by designing, developing, engineering and manufacturing micro-miniature products, microelectronics, micro-mechanical assemblies and complete assemblies, primarily for bio-telemetry devices, hearing instruments and professional audio communication devices. In addition to its operations in Minnesota, the Company has facilities in California, Maine, Singapore, Indonesia and Germany.

Basis of Presentation – In the fourth quarter of 2009, the Company initiated its plan to divest its non-core electronics segment to allow for greater focus on its body-worn device segment. On May 28, 2010, the Company completed the sale of substantially all of the assets of its electronics business to an affiliate of Shackleton Equity Partners. For all periods presented, the Company classified its former electronics products segment as discontinued operations. Consequently, the financial statements and footnote disclosures reflect continuing operations. See further information in Note 2.

Consolidation – The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation.

Segment Disclosures – A business segment is a distinguishable component of an enterprise that is engaged in providing an individual product or service or a group of related products or services and that is subject to risks and returns that are different from those of other business segments. The Company's segments have similar economic characteristics and are similar in the nature of the products sold, type of customers, methods used to distribute the Company's products and regulatory environment. Management believes that the Company meets the criteria for aggregating the components of its only operating segment of continuing operations into a single reporting segment.

Use of Estimates – Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities, the recording of reported amounts of revenues and expenses and the disclosure of contingent assets and liabilities to prepare these financial statements. Actual results could differ from those estimates. Considerable management judgment is necessary in estimating future cash flows and other factors affecting the valuation of goodwill, intangible assets, and employee benefit obligations including the operating and macroeconomic factors that may affect them. The Company uses historical financial information, internal plans and projections and industry information in making such estimates.

Revenue Recognition – The Company recognizes revenue when the customer takes ownership, primarily upon product shipment, and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

Customers have 30 days to notify the Company if the product is damaged or defective. Beyond that, there are no significant obligations that remain after shipment other than warranty obligations. Contracts with customers do not include product return rights, however, the Company may elect in certain circumstances to accept returns of products. The Company records revenue for product sales net of returns. Sales and use tax are reported on a net basis. The Company defers recognition of revenue on discounts to customers if discounts are considered significant.

In general, the Company warrants its products to be free from defects in material and workmanship and will fully conform to and perform to specifications for a period of one year. The Company develops a warranty reserve based on historical experience. While the Company's warranty costs have historically been within its expectations, the Company cannot guarantee that it will continue to experience the same warranty return rates or repair costs that it has experienced in the past.

Shipping and Handling Costs – The Company includes shipping and handling revenues in sales and shipping and handling costs in cost of sales.

Fair Value of Financial Instruments – The carrying value of cash, accounts receivable, notes payable, and trade accounts payables, approximate fair value because of the short maturity of those instruments. The fair values of the Company's long-term debt obligations approximate their carrying values based upon current market rates of interest.

Concentration of Cash – The Company deposits its cash in what management believes are high credit quality financial institutions. The balance, at times, may exceed federally insured limits.

Restricted Cash – Restricted cash consists of deposits required to secure a credit facility at our Singapore location and deposits required to fund retirement related benefits for certain employees of foreign subsidiaries.

Accounts Receivable – The Company reviews customers' credit history before extending unsecured credit and establishes an allowance for uncollectible accounts based upon factors surrounding the credit risk of specific customers and other information. Invoices are generally due 30 days after presentation. Accounts receivable over 30 days are considered past due. The Company does not accrue interest on past due accounts receivables. Receivables are written off once all collection attempts have failed and are based on individual credit evaluation and specific circumstances of the customer. Accounts receivable are shown net of allowance for uncollectible accounts of $154 and $223 at December 31, 2012 and 2011, respectively.

Inventories – Inventories are stated at the lower of cost or market. The cost of the inventories was determined by the first-in, first-out methods.

Property, Plant and Equipment – Property, plant and equipment are carried at cost. Depreciation is computed on a straight-line basis using estimated useful lives of 5 to 40 years for buildings and improvements, and 3 to 12 years for machinery and equipment. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset. Improvements are capitalized and expenditures for maintenance, repairs and minor renewals are charged to expense when incurred. At the time assets are retired or sold, the costs and accumulated depreciation are eliminated and the resulting gain or loss, if any, is reflected in the consolidated statement of operations. Depreciation expense was $1,921, $1,994, and $2,127 for the years ended December 31, 2012, 2011, and 2010, respectively.

Impairment of Long-lived Assets and Long-lived Assets to be Disposed of – The Company reviews its long-lived assets, certain identifiable intangibles, and goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to future net undiscounted cash flows expected to be generated by the asset group. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. To date, the Company has determined that no impairment of long-lived assets from continuing operations exists.

Goodwill is reviewed for impairment annually on November 30th of each year or more frequently if changes in circumstances or the occurrence of events suggest impairment exists.. Consistent with prior years, in 2012 the Company utilized the two-step impairment analysis and elected not to use the qualitative assessment or "step zero" approach. In the two-step impairment analysis, in step one, the fair value of each reporting unit is compared to its carrying value, including goodwill. If the fair value exceeds the carrying value, no further work is required and no impairment loss is recognized. If the carrying value exceeds the fair value, the goodwill of the reporting unit is potentially impaired and the Company would then complete step two in order to measure the impairment loss. In step two, the Company would calculate the implied fair value of goodwill by deducting the fair value of all tangible and intangible net assets (including unrecognized intangible assets) of the reporting unit from the fair value of the reporting unit. If the implied fair value of goodwill is less than the carrying value of goodwill, the Company would recognize an impairment loss, in the period identified, equal to the difference. The Company has concluded that no impairment of goodwill or intangible assets existed as of November 30, 2012.

Other assets, net – The principal amounts included in other assets, net are a prepaid technology fee, debt issuance costs, and a technology fee. The debt issuance costs are being amortized over the related term utilizing the interest method and are included in interest expense, and the other assets are being amortized over their estimated useful life on a straight-line basis. Debt issuance cost included in interest expense was $136, $142 and $135 for the years ended December 31, 2012, 2011, and 2010, respectively. Amortization expense was $229, $264, and $262 for the years ended December 31, 2012, 2011, and 2010, respectively.

Investments in Partnerships – Certain of the Company's investments in equity securities are long-term, strategic investments in companies. The Company accounts for these investments under the equity method of accounting and records the investment at the amount the Company paid for its initial investment and adjusts for the Company's share of the investee's income or loss and dividends paid. The Company's investments include an investment in Hearing Instrument Manufacturers Patent Partnership (K/S HIMPP) and a 50% interest in a joint venture with a Swiss company through August 2012, when the Company sold its 50% ownership interest. The investments in partnerships and sale of the joint venture are more fully described in Note 16. The partnership interests are reviewed quarterly for changes in circumstances or the occurrence of events that suggest the Company's investment may not be recoverable. To date there have been no impairment losses recognized.

Income Taxes – Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation reserves are established to the extent the lack of future benefit from the deferred tax assets realization is more likely than not unable to be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes accrued interest and penalties related to uncertain tax positions in income tax expense. At December 31, 2012, the Company had no accrual for the payment of tax related interest and there was no tax interest or penalties recognized in the consolidated statements of operations. The Company's federal and state tax returns are potentially open to examinations for fiscal years 2009-2012 and state tax returns for the fiscal year 2008-2012.

Employee Benefit Obligations – The Company provides pension and health care insurance for certain domestic retirees and employees of its operations discontinued in 2005. These obligations have been included in continuing operations as the Company retained these obligations. The Company also provides retirement related benefits for certain foreign employees. The Company measures the costs of its obligation based on actuarial determinations. The net periodic costs are recognized as employees render the services necessary to earn the post-retirement benefit and are recorded on the consolidated balance sheet as accrued pension liabilities.

Several assumptions and statistical variables are used in the models to calculate the expense and liability related to the plans. Assumptions about the discount rate, the expected rate of return on plan assets and the future rate of compensation increases are determined by the Company. Note 9 includes disclosure of these rates on a weighted-average basis, encompassing the plans. The actuarial models also use assumptions on demographic factors such as retirement, mortality and turnover. The Company believes the assumptions are within accepted guidelines and ranges. However, these actuarial assumptions could vary materially from actual results due to economic events and different rates of retirement, mortality and withdrawal.

Stock Option Plan – Under the various Company stock-based compensation plans, executives, employees and outside directors receive awards of options to purchase common stock. Under all awards, the terms are fixed at the grant date. Generally, the exercise price equals the market price of the Company's stock on the date of the grant. Options under the plans generally vest from one to three years, and the option's maximum term is 10 years. Options issued to directors vest from one to three years. One of the plans also permits the granting of stock awards, stock appreciation rights, restricted stock units and other equity based awards. The Company expenses grant-date fair values of stock options and awards ratably over the vesting period of the related share-based award. See Note 11 for additional information.

Product Warranty – The Company offers a warranty on various products and services. The Company estimates the costs that may be incurred under its warranties and records a liability in the amount of such costs at the time the product is sold. Factors that affect the Company's warranty liability include the number of units sold, historical and anticipated rates of warranty claims and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The amount of the reserve recorded is equal to the costs to repair or otherwise satisfy the claim. The following table presents changes in the Company's warranty liability for the years ended December 31, 2012, 2011 and 2010.

	2012	2011	2010
Beginning of the year balance	$ 82	$ 105	$ 71
Warranty expense	42	27	116
Closed warranty claims	(51)	(50)	(82)
End of the year balance	$ 73	$ 82	$ 105

Patent Costs – Costs associated with the submission of a patent application are expensed as incurred given the uncertainty of the patents providing future economic benefit to the Company.

Advertising Costs – Advertising costs are charged to expense as incurred.

Research and Development Costs – Research and development costs, net of customer funding, amounted to $4,694, $4,876, and $4,485 in 2012, 2011 and 2010, respectively, and are charged to expense when incurred.

Customer Funded Tooling Costs – The Company designs and develops molds and tools for reimbursement on behalf of several customers. Costs associated with the design and development of the molds and tools are charged to expense, net of the customer reimbursement amount. Net customer funded tooling resulted in income of $336, $266 and $35 for the years ended December 31, 2012, 2011 and 2010, respectively, and is included in research and development costs in the consolidated statements of operations.

Income (loss) Per Share – Basic income (loss) per share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the year. Diluted income (loss) per common share reflects the potential dilution of securities that could share in the earnings. The Company uses the treasury stock method for calculating the dilutive effect of stock options.

Comprehensive Income (Loss) – Comprehensive income (loss) consists of net income (loss), change in fair value of derivative instruments and foreign currency translation adjustments and is presented in the consolidated statements of comprehensive income (loss).

Foreign Currency Translation – The Company's German subsidiary accounts for its transactions in its functional currency, the Euro. Foreign assets and liabilities are translated into United States dollars using the year-end exchange rates. Equity is translated at average historical exchange rates. Results of operations are translated using the average exchange rates throughout the year. Translation gains or losses are accumulated as a separate component of shareholders' equity.

Derivative Financial Instruments – When deemed appropriate, the Company enters into derivative instruments. We do not use derivative financial instruments for speculative or trading purposes. All derivative transactions are linked to an existing balance sheet item or firm commitment, and the notional amount does not exceed the value of the exposure being hedged.

We recognize all derivative financial instruments in the consolidated financial statements at fair value regardless of the purpose or intent for holding the instrument. Changes in the fair value of derivative financial instruments are recognized periodically in shareholders' equity as a component of accumulated other comprehensive income (loss) on the consolidated statements of operations. Generally, changes in fair values of derivatives accounted for as cash flow hedges, to the extent they are effective as hedges, are recorded in accumulated other comprehensive income (loss), net of tax or, if ineffective, on the consolidated statements of operations.

New Accounting Pronouncements

In July 2012, the FASB issued ASU 2012-02, "Intangibles - Goodwill and Other (Topic 350) - Testing Indefinite-Lived Intangible Assets for Impairment," allows the Company to use the so-called "step zero" approach and perform optional quantitative analysis and based on the results skip the remaining two steps. If step zero is not selected the Company is required to perform the two-step analysis for impairment testing of indefinite-lived intangible assets other than goodwill. The standard is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. As of December 31, 2012 the Company has adopted the standard but elected not to use step zero.

In June 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update number 2011-05, Comprehensive Income (Topic 220) — Presentation of Comprehensive Income ("ASU 2011-05"), to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of equity. In December 2011, the FASB issued ASU No. 2011-12, Comprehensive Income (Topic 220) – Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU 2011-05 ("ASU 2011-12"), which defers the effective date of those changes in ASU 2011-05 that relate to the presentation of reclassification adjustments. The adoption of ASU 2011-05 and ASU 2011-12 resulted in a change in how the Company presented the components of comprehensive income upon adoption effective January 1, 2012. As required by ASU 2011-05, the adoption was applied retrospectively to all prior periods presented. The adoption did not have an effect on comprehensive income (loss) for the periods presented.

2. DISCONTINUED OPERATIONS

In December 2009, the Company's Board of Directors authorized management to exit the non-core electronics products segment operated by its wholly-owned subsidiary, RTI Electronics, Inc. and divest the assets used in the business. The decision to exit the electronics products segment was made to allow the Company to focus on its core body-worn device segment. In connection with its decision to divest the electronics business, the Company evaluated assets for impairment and costs of terminating employees and recorded the following: (i) an impairment charge of $685 relating to goodwill, (ii) a reduction to realizable value of $720 to tangible assets, and (iii) $275 in employee termination costs for the year ended December 31, 2009. Additional costs related to employee terminations of approximately $200 were recorded during the first half of 2010.

On May 28, 2010 the Company completed the sale of substantially all of the assets of its electronics business to an affiliate of Shackleton Equity Partners ("Shackleton"), pursuant to an Asset Purchase Agreement dated May 28, 2010. Shackleton paid $850 cash at closing for the assets and assumed certain operating liabilities of IntriCon's electronics business, subject to an accounts receivable adjustment.

The Company recorded a net gain on sale of $35. The net gain was computed as follows during the second quarter of the 2010 fiscal year:

Cash	$ 4
Accounts receivable, net	773
Inventory, net	383
Other current assets	16
Property and equipment, net	72
Other assets	26
Accounts payable	(356)
Accrued expenses	(130)
Long-term debt	(48)
Total	$ 740
Cash proceeds received from Shackleton	850
Net assets sold	(740)
Transaction costs	(75)
Gain on sale of discontinued operations	$ 35

The following table shows the results of operations of the Company's electronic products segment for the 2010 fiscal year:

	Year Ended December 31, 2010
Sales, net	$ 2,346
Operating costs and expenses	(2,670)
Loss on impairment of long lived asset and goodwill	—
Operating loss	(324)
Other expense, net	(5)
Loss from operations before income tax benefit	(329)
Income tax expense (benefit)	—
Net loss from discontinued operations	$ (329)

As discussed above, along with the decision to divest the electronics business, the Company evaluated assets for impairment as of December 31, 2009. There was no additional impairment identified and recorded during the 2010 fiscal year.

3. GEOGRAPHIC INFORMATION

The geographical distribution of long-lived assets and net sales to geographical areas as of and for the years ended December 31 is set forth below:

Long-lived Assets

	December 31, 2012	December 31, 2011
United States	$ 5,263	$ 5,382
Other – primarily Asia	1,862	2,014
Consolidated	$ 7,125	$ 7,396

Long-lived assets consist of property and equipment and certain other assets as they are difficult to move and relatively illiquid. Excluded from long-lived assets are investments in partnerships, patents, license agreements and goodwill. The Company capitalizes long-lived assets pertaining to the production of specialized parts. These assets are periodically reviewed to assure the net realizable value from the estimated future production based on forecasted cash flows exceeds the carrying value of the assets.

Net Sales to Geographical Areas

	Years ended December 31,		
	2012	2011	2010
United States	$ 44,840	$ 39,912	$ 40,108
Germany	1,986	1,979	2,517
China	2,790	1,745	3,531
Switzerland	1,134	1,122	764
Singapore	3,326	715	1,367
France	1,480	1,424	1,625
Japan	1,205	1,473	1,810
United Kingdom	2,210	1,480	799
Turkey	495	766	401
Hong Kong	573	1,026	757
Vietnam	1,219	1,110	1,330
All other countries	2,675	3,306	3,688
Consolidated	$ 63,933	$ 56,058	$ 58,697

Geographic net sales are allocated based on the location of the customer. All other countries include net sales primarily to various countries in Europe and in the Asian Pacific.

One customer accounted for 21 percent, 22 percent and 22 percent of the Company's consolidated net sales in 2012, 2011 and 2010, respectively. During 2012, 2011 and 2010, the top five customers accounted for approximately $29,000, $25,000 and $25,000 or 46 percent, 44 percent and 42 percent of the Company's consolidated net sales, respectively.

At December 31, 2012, two customers accounted for accounted for a combined 24 percent of the Company's consolidated accounts receivable. One customer accounted for 12 percent of the Company's consolidated accounts receivable at December 31, 2011.

4. GOODWILL

The Company performed the required goodwill impairment test as of November 30th for each of the years ended December 31, 2012, 2011 and 2010. The Company completed or obtained an analysis to assess the fair value of its reporting units to determine whether goodwill was impaired and the extent of such impairment, if any for the years ended December 31, 2012, 2011 and 2010. Based upon this analysis, the Company determined that its current goodwill balance was not impaired as of the date of testing.

The changes in the carrying amount of goodwill for the years presented are as follows:

Carrying amount at December 31, 2009	9,717
Revision to prior year purchase price allocation	(8)
Carrying amount at December 31, 2010	9,709
Changes to the carrying amount	—
Carrying amount at December 31, 2011 and 2012	$ 9,709

5. INVENTORIES

Inventories consisted of the following:

December 31,	Raw materials	Work-in process	Finished products and components	Total
2012				
Domestic	$ 3,993	$ 1,618	$ 2,433	$ 8,044
Foreign	2,555	285	233	3,073
Total	$ 6,548	$ 1,903	$ 2,666	$ 11,117
2011				
Domestic	$ 4,198	$ 1,793	$ 2,317	$ 8,308
Foreign	2,174	1,078	160	3,412
Total	$ 6,372	$ 2,871	$ 2,477	$ 11,720

6. SHORT AND LONG-TERM DEBT

Short and long-term debt at December 31were as follows:

	2012	2011
Domestic Asset-Based Revolving Credit Facility	$ 4,360	$ 5,369
Foreign Overdraft and Letter of Credit Facility	1,795	1,881
Domestic Term Loan	3,750	3,500
Note Payable Datrix Purchase	262	350
Total Debt	10,167	11,100
Less: Current maturities	(2,945)	(2,883)
Total Long Term Debt	$ 7,222	$ 8,217

	Payments Due by Period						
	2013	2014	2015	2016	2017	Thereafter	Total
Domestic credit facility	$ —	$ 4,360	$ —	$ —	$ —	$ —	$ 4,360
Domestic term loan	1,000	2,750	—	—	—	—	3,750
Domestic note payable	262	—	—	—	—	—	262
Foreign overdraft and letter of credit facility	1,683	89	23	—	—	—	1,795
Total debt	$ 2,945	$ 7,199	$ 23	$ —	$ —	$ —	$ 10,167

Domestic Credit Facilities

To finance a portion of the Company's acquisition of Jon Barron, Inc. doing business as Datrix ("Datrix") and replace the Company's existing credit facilities with Bank of America, including capital leases, the Company and its domestic subsidiaries entered into a credit facility with The PrivateBank and Trust Company on August 13, 2009. The credit facility, as amended, provides for:

- an $8,000 revolving credit facility, with a $200 sub facility for letters of credit. Under the revolving credit facility, the availability of funds depends on a borrowing base composed of stated percentages of the Company's eligible trade receivables and eligible inventory, and eligible equipment less a reserve; and
- a term loan in the original amount of $4,000.

In December 2012, the Company and its domestic subsidiaries entered into a Fifth Amendment to the Loan and Security Agreement with The PrivateBank and Trust Company. The amendment, among other things:

- permitted the Company to borrow an additional $1,250 under the term loan by increasing the then current principal balance of the term loan from $2,750 to $4,000, while keeping the existing amortization schedule in place.
- increased the inventory cap on the borrowing base from $3,000 to $3,500 and removed eligible equipment from the base. Under the revolving credit facility as amended, the availability of funds depends on a borrowing base composed of stated percentages of the Company's eligible trade receivables and inventory, less a reserve;
- eliminated the minimum EBITDA covenant and amended certain other financial covenants; and
- changed the dates when covenant compliance will be tested from monthly to quarterly.

In March 2012, the Company entered into an amendment with The PrivateBank to waive certain covenant violations at December 31, 2011 and reset certain covenants in the agreement. In August 2012, the credit facility was amended to amend the fixed charge covenant ratio and to consent to the Global Coils sale and the application of the proceeds to the pay down of the revolving credit facility.

Loans under the credit facility are secured by a security interest in substantially all of the assets of the Company and its domestic subsidiaries including a pledge of the stock of its domestic subsidiaries. Loans under the credit facility bear interest at varying rates based on the Company's leverage ratio of funded debt / EBITDA, at the option of the Company, at:

- the London InterBank Offered Rate ("LIBOR") plus 3.00% - 4.00%, or
- the base rate, which is the higher of (a) the rate publicly announced from time to time by the lender as its "prime rate" and (b) the Federal Funds Rate plus 0.5%, plus 0.25% - 1.25% depending on the Company's leverage ratio.

Interest is payable monthly in arrears, except that interest on LIBOR based loans is payable at the end of the one, two or three month interest periods applicable to LIBOR based loans. IntriCon is also required to pay a non-use fee equal to 0.25% per year of the unused portion of the revolving line of credit facility, payable quarterly in arrears.

Weighted average interest on our domestic credit facilities was 4.52%, 3.93%, and 5.06% for 2012, 2011, and 2010, respectively.

The outstanding balance of the revolving credit facility was $4,360 and $5,369 at December 31, 2012 and 2011, respectively. The total remaining availability on the revolving credit facility was approximately $2,689 and $1,935 at December 31, 2012 and 2011, respectively. The credit facility expires on August 13, 2014 and all outstanding borrowings will become due and payable. We expect to seek an extension of the term of this facility or a new credit facility in 2013.

The outstanding principal balance of the term loan, as amended, is payable in quarterly installments of $250, commencing with the calendar quarter ended December 31, 2012. Any remaining principal and accrued interest is payable on August 13, 2014. IntriCon is also required to use 100% of the net cash proceeds of certain asset sales (excluding inventory and certain other dispositions), sale of capital securities or issuance of debt to pay down the term loan.

During 2011, the Company entered into interest rate swaps with The PrivateBank which are accounted for as effective cash flow hedges. The interest rate swaps had a combined initial notional amount of $5,500, with a portion of the swap amortizing on a basis consistent with the $250 quarterly installments required under the term loan. The interest rate swaps fix the Company's one month LIBOR interest rate on the notional amounts at rates ranging from 4.33% - 4.62%. The interest rate swaps expire on August 13, 2014. Interest rate swaps, which are considered derivative instruments, of $92 and $93 are reported in the balance sheets at fair value in other current liabilities at December 31, 2012 and 2011. The impact of the interest rate swaps and related additional disclosure is not considered material to the financial statements for 2012, 2011 and 2010.

The borrowers are subject to various covenants under the credit facility, including a maximum funded debt to EBITDA, a minimum fixed charge coverage ratio and maximum capital expenditure financial covenants. Under the credit facility, except as otherwise permitted, the borrowers may not, among other things: incur or permit to exist any indebtedness; grant or permit to exist any liens or security interests on their assets or pledge the stock of any subsidiary; make investments; be a party to any merger or consolidation, or purchase of all or substantially all of the assets or equity of any other entity; sell, transfer, convey or lease all or any substantial part of its assets or capital securities; sell or assign, with or without recourse, any receivables; issue any capital securities; make any distribution or dividend (other than stock dividends), whether in cash or otherwise, to any of its equity holders; purchase or redeem any of its equity interests or any warrants, options or other rights to equity; enter into any transaction with any of its affiliates or with any director, officer or employee of any borrower; be a party to any unconditional purchase obligations; cancel any claim or debt owing to it; make payment on or changes to any subordinated debt; enter into any agreement inconsistent with the provisions of the credit facility or other agreements and documents entered into in connection with the credit facility; engage in any line of business other than the businesses engaged in on the date of the credit facility and businesses reasonably related thereto; or permit its charter, bylaws or other organizational documents to be amended or modified in any way which could reasonably be expected to materially adversely affect the interests of the lender. The Company was in compliance with all applicable covenants under the credit facility as of December 31, 2012.

Upon the occurrence and during the continuance of an event of default (as defined in the credit facility), the lender may, among other things: terminate its commitments to the borrowers (including terminating or suspending its obligation to make loans and advances); declare all outstanding loans, interest and fees to be immediately due and payable; take possession of and sell any pledged assets and other collateral; and exercise any and all rights and remedies available to it under the Uniform Commercial Code or other applicable law. In the event of the insolvency or bankruptcy of any borrower, all commitments of the lender will automatically terminate and all outstanding loans, interest and fees will be immediately due and payable. Events of default include, among other things, failure to pay any amounts when due; material misrepresentation; default in the performance of any covenant, condition or agreement to be performed that is not cured within 20 days after notice from the lender; default in the performance of obligations under certain subordinated debt, which includes the Company's note payable to the former shareholder of Datrix (including actual or attempted termination of a subordination agreement with the former shareholder of Datrix); default in the payment of other indebtedness or other obligation with an outstanding principal balance of more than $50, or of any other term, condition or covenant contained in the agreement under which such obligation is created, the effect of which is to allow the other party to accelerate such payment or to terminate the agreements; a breach by a borrower under certain material agreements, the result of which breach is the suspension of the counterparty's performance thereunder, delivery of a notice of acceleration or termination of such agreement; the insolvency or bankruptcy of any borrower; the entrance of any judgment against any borrower in excess of $50, which is not fully covered by insurance; any divestiture of assets or stock of a subsidiary constituting a substantial portion of borrowers' assets; the occurrence of a change in control (as defined in the credit facility); certain collateral impairments; a contribution failure with respect to any employee benefit plan that gives rise to a lien under ERISA; and the occurrence of any event which lender determines could be reasonably expected to have a material adverse effect (as defined in the credit facility).

Foreign Credit Facility

In addition to its domestic credit facilities, the Company's wholly-owned subsidiary, IntriCon, PTE LTD., entered into an international senior secured credit agreement with Oversea-Chinese Banking Corporation Ltd. that provides for a $1,977 line of credit. The international credit agreement was modified in August 2010 and again in August 2011 to allow for an additional total of $736 in borrowing under the existing base to fund the Singapore facility relocation, Batam facility construction and various other capital needs with varying due dates from 2013 to 2015. Borrowings bear interest at a rate of .75% to 2.5% over the lender's prevailing prime lending rate. Weighted average interest on the international credit facilities was 3.89% and 4.28% for the years ended December 31, 2012 and 2011. The outstanding balance was $1,795 and $1,881 at December 31, 2012 and 2011, respectively. The total remaining availability on the international senior secured credit agreement was approximately $639 and $832 at December 31, 2012 and 2011, respectively.

Datrix Promissory Note

A portion of the purchase price of the Datrix acquisition was paid by the issuance of a promissory note to the seller in the amount of $1,050 bearing annual interest at 6%. In August 2012, the Company amended the agreement to change the remaining installment of $350 from the original due date of August 13, 2012 to equal monthly principal and interest payments starting in October 1, 2012 over a one year period.

7. OTHER ACCRUED LIABILITIES

Other accrued liabilities at December 31:

	2012	2011
Taxes, including payroll withholdings and excluding income taxes	$ 12	$ 27
Accrued professional fees	254	223
Pension	36	91
Postretirement benefit obligations	112	165
Other	1,634	1,401
	$ 2,048	$ 1,907

8. DOMESTIC AND FOREIGN INCOME TAXES

Domestic and foreign income taxes (benefits) were comprised as follows:

	Years ended December 31,		
	2012	2011	2010
Current			
Federal	$ —	$ —	$ —
State	9	(33)	6
Foreign	162	42	99
	171	9	105
Deferred			
Federal	—	—	—
State	—	—	—
Foreign	(7)	(169)	40
	(7)	(169)	40
Income taxes (benefit)	$ 164	$ (160)	$ 145
Income (loss) from continuing operations before income taxes is as follows:			
Foreign	$ 1,217	$ (636)	$ 634
Domestic	(344)	(949)	166
	$ 873	$ (1,585)	$ 800

The following is a reconciliation of the statutory federal income tax rate to the effective tax rate based on income (loss) from continuing operations:

	Years ended December 31,		
	2012	2011	2010
Tax provision at statutory rate	34.0%	(34.0)%	34.0%
Change in valuation allowance	(31.89)	39.9	(53.03)
Impact of permanent items, including stock based compensation expense	13.39	6.32	22.73
Effect of foreign tax rates	(13.98)	5.21	(2.97)
State taxes net of federal benefit	(0.84)	(2.12)	1.21
Effect of dividend of foreign subsidiary in prior year	0.0	0.0	30.61
Prior year provision to return true-up	21.12	(23.12)	0.0
Other	(3.01)	(2.28)	(10.12)
Domestic and foreign income tax rate	18.79%	(10.09)%	22.43%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2012, and 2011 are presented below:

	2012	2011
Deferred tax assets:		
Net operating loss carry forwards and credits – United States	$ 7,135	$ 7,071
Depreciation and amortization	—	132
Inventory related timing differences	426	475
Compensation accruals	972	963
Accruals and reserves	126	159
Other	94	210
Total deferred tax assets	8,753	9,010
Less: valuation allowance	8,746	9,010
Deferred tax assets net of valuation allowance	$ 7	$ —
Deferred tax liabilities:		
Plant and equipment, due to differences in depreciation and capitalized interest- Foreign	$ —	$ —
Total deferred tax liabilities	—	—
Net deferred tax	$ 7	$ —

The valuation allowance is maintained against deferred tax assets which the Company has determined are more likely than not unable to be realized. The change in valuation allowance was $(264), $649 and $(399) for the years ended December 31, 2012, 2011 and 2010, respectively. As of December 31, 2012, the Company has net operating loss carryforwards for Federal tax purposes of approximately $19,888. Subsequently recognized tax benefits, if any, relating to the valuation allowance for deferred tax assets or realization of net operating loss carryforwards will be reported in the consolidated statements of operations. If substantial changes in the Company's ownership occur, there could be an annual limitation on the amount of the carryforwards that are available to be utilized.

Excluded from the Company's net operating loss carryforwards is $105 in tax deductions resulting from the exercise of non-qualified stock options. Because the Company is currently in an NOL position, the $105 windfall is not recorded through additional paid-in capital until the tax benefit is recognized through a reduction in actual tax payments. For tax reporting purposes, the Company has actual federal and state net operating loss carryforwards of $19,993 and $5,823, respectively, as of December 31, 2012. These net operating loss carryforwards begin to expire in 2022 for federal tax purposes and 2017 for state tax purposes.

The Company has not recognized a deferred tax liability relating to cumulative undistributed earnings of controlled foreign subsidiaries in Germany and Singapore that are essentially permanent in duration. If some or all of the undistributed earnings of the controlled foreign subsidiaries are remitted to the Company in the future, income taxes, if any, after the application of foreign tax credits will be provided at that time. Determination of the amount of unrecognized tax liability related to undistributed earnings in foreign subsidiaries is not currently practical.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company regularly assesses the likelihood that the deferred tax assets will be recovered from future taxable income. The Company considers projected future taxable income and ongoing tax planning strategies, then records a valuation allowance to reduce the carrying value of the net deferred taxes to an amount that is more likely than not unable to be realized. Based upon the Company's assessment of all available evidence, including the previous three years of United States based taxable income and loss after permanent items, estimates of future profitability, and the Company's overall prospects of future business, the Company determined that it is more likely than not that the Company will not be able to realize a portion of the deferred tax assets in the future. The Company will continue to assess the potential realization of deferred tax assets on an annual basis, or an interim basis if circumstances warrant. If the Company's actual results and updated projections vary significantly from the projections used as a basis for this determination, the Company may need to change the valuation allowance against the gross deferred tax assets.

The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. The Company had analyzed all tax positions for which the statute of limitations remains open. As a result of the assessment, the Company has not recorded any liabilites for unrecognized income tax benefits or retained earnings. The Company does not have any unrecognized tax benefits as of December 31, 2012 and 2011.

The Company is subject to income taxes in the U.S. federal jurisdiction, and various states and foreign jurisdictions. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. With few exceptions, the Company is no longer subject to U.S. federal and local, or non-U.S. income tax examinations by tax authorities for the years starting before 2009 and state for the years starting before 2008. There are no other on-going or pending IRS, state, or foreign examinations.

The Company recognizes penalties and interest accrued related to unrecognized tax benefits in income tax expense for all periods presented. During the tax years ended December 31, 2012, 2011 and 2010 the Company has no amounts accrued for the payment of interest and penalties.

9. EMPLOYEE BENEFIT PLANS

The Company has defined contribution plans for most of its domestic employees. Under these plans, eligible employees may contribute amounts through payroll deductions supplemented by employer contributions for investment in various investments specified in the plans. In the second quarter of 2009, the Company elected to suspend employer contributions into the defined contribution plans. The Company contribution to these plans was $0 for 2012, 2011, and 2010, respectively. The Company has restored employer matching contributions to the defined contribution plans effective as of January 1, 2013.

The Company provides post-retirement medical benefits to certain domestic full-time employees who meet minimum age and service requirements. In 1999, a plan amendment was instituted which limits the liability for post-retirement benefits beginning January 1, 2000 for certain employees who retire after that date. This plan amendment resulted in a $1,100 unrecognized prior service cost reduction which will be recognized as employees render the services necessary to earn the post-retirement benefit. The Company's policy is to pay the cost of these post-retirement benefits when required on a cash basis. The Company also has provided certain foreign employees with retirement related benefits.

The following table presents the amounts recognized in the Company's consolidated balance sheets at December 31, 2012 and 2011 for post-retirement medical benefits:

	2012	2011
Change in Projected Benefit Obligation		
Projected benefit obligation at January 1	$ 850	$ 875
Interest cost	43	47
Actuarial loss	(47)	130
Participant contributions	60	85
Benefits paid	(204)	(287)
Projected benefit obligation at December 31	702	850
Change in fair value of plan assets		
Employer contributions	144	202
Participant contributions	60	85
Benefits paid	(204)	(287)
Funded status	(702)	(850)
Amount recognized in consolidated balance sheets		
Current liabilities	112	165
Noncurrent liabilities	590	685
Net amount recognized	$ 702	$ 850
Amount recognized in other comprehensive income		
Unrecognized net actuarial gain	—	—
Total	$ —	$ —

Accrued post-retirement medical benefit costs are classified as other post-retirement benefit obligations as of December 31, 2012 and 2011.

Net periodic post-retirement medical benefit costs for 2012, 2011, and 2010 included the following components:

	2012	2011	2010
Service cost	$ —	$ —	$ —
Interest cost	43	47	49
Net periodic post-retirement medical benefit cost	$ 43	$ 47	$ 49

For measurement purposes, a 7.0% annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was assumed for 2013; the rate was assumed to decrease gradually to 3.5% by the year 2018 and remain at that level thereafter. The difference in the health care cost trend rate assumption may have a significant effect on the amounts reported. Employer contributions for 2013 are expected to be approximately $112.

The assumptions used for the years ended December 31 were as follows:

	2012	2011	2010
Annual increase in cost of benefits	8.0%	8.0%	8.0%
Discount rate used to determine year-end obligations	4.5%	5.5%	6.0%
Discount rate used to determine year-end expense	5.5%	6.0%	6.0%

The following employer benefit payments, which reflect expected future service, are expected to be paid:

2013	$ 112
2014	101
2015	91
2016	82
2017	73
Years 2018 – 2022	243

The Company provides retirement related benefits to former executive employees and to certain employees of foreign subsidiaries. The Company has consistently applied various assumptions in determining the fair market value of these liabilities including discount rates, and mortality tables. The liabilities established for these benefits at December 31, 2012 and 2011 are illustrated below.

	2012	2011
Current portion	$ 36	$ 91
Long-term portion	510	431
Total liability at December 31	$ 546	$ 522

10. CURRENCY TRANSLATION AND TRANSACTION ADJUSTMENTS

All assets and liabilities of foreign operations in which the functional currency is not the U.S. dollar are translated into U.S. dollars at prevailing rates of exchange in effect at the balance sheet date. Revenues and expenses are translated using average rates of exchange for the year. Adjustments resulting from the process of translating the financial statements of foreign subsidiaries into U.S. dollars are reported as a separate component of shareholders' equity, net of tax, where appropriate.

Foreign currency transaction amounts included in the consolidated statements of operations include a loss of $177, $17, and $134 in 2012, 2011 and 2010.

11. COMMON STOCK AND STOCK OPTIONS

The Company has a 2001 stock option plan, a non-employee directors' stock option plan and a 2006 Equity Incentive Plan. New grants may not be made under the 2001 and the non-employee directors' stock option plans; however certain option grants under these plans remain exercisable as of December 31, 2012. The aggregate number of shares of common stock for which awards could be granted under the 2006 Equity Incentive Plan as of the date of adoption was 699 shares. The Plan was amended in 2010 and 2012 to authorize an additional 250 and 300 shares, respectively, for issuance under the Plan. Additionally, as outstanding options under the 2001 stock option plan and non-employee directors' stock option plan expire, the shares of the Company's common stock subject to the expired options will become available for issuance under the 2006 Equity Incentive Plan.

Under the various plans, executives, employees and outside directors receive awards of options to purchase common stock. Under the 2006 equity incentive plan, the Company may also grant stock awards, stock appreciation rights, restricted stock units and other equity-based awards, although no such awards, other than awards under the director program and management purchase program described below, had been granted as of December 31, 2012. Under all awards, the terms are fixed on the grant date. Generally, the exercise price of stock options equals the market price of the Company's stock on the date of the grant. Options under the plans generally vest over three years, and have a maximum term of 10 years.

Additionally, the board has established the non-employee directors' stock fee election program, referred to as the director program, as an award under the 2006 equity incentive plan. The director program gives each non-employee director the right under the 2006 Equity Incentive Plan to elect to have some or all of his quarterly director fees paid in common shares rather than cash. There were 1, 3 and 3 shares issued in lieu of cash for director fees under the director program for each of the years ended December 31, 2012, 2011 and 2010, respectively.

On July 23, 2008, the Compensation Committee of the Board of Directors approved the non-employee director and executive officer stock purchase program, referred to as the management purchase program, as an award under the 2006 Plan. The purpose of the management purchase program is to permit the Company's non-employee directors and executive officers to purchase shares of the Company's Common Stock directly from the Company. Pursuant to the management purchase program, as amended, participants may elect to purchase shares of Common Stock from the Company not exceeding an aggregate of $100 during any fiscal year. Participants may make such election one time during each twenty business day period following the public release of the Company's earnings announcement, referred to as a window period, and only if such participant is not in possession of material, non-public information concerning the Company and subject to the discretion of the Board to prohibit any transactions in Common Stock by directors and executive officers during a window period. There were no shares purchased under the management purchase program during the years ended December 31, 2012, 2011 and 2010, respectively.

Stock option activity during the periods indicated is as follows:

	Number of Shares	Weighted-average Exercise Price	Aggregate Intrinsic Value
Outstanding at December 31, 2009	1,054	$ 5.67	
Options forfeited	(40)	4.97	
Options granted	127	3.44	
Options exercised	(69)	3.11	
Outstanding at December 31, 2010	1,072	5.60	
Options forfeited	(95)	3.07	
Options granted	177	4.43	
Options exercised	(69)	2.30	
Outstanding at December 31, 2011	1,085	5.84	
Options forfeited	(3)	6.76	
Options granted	182	6.42	
Options exercised	(20)	2.54	
Outstanding at December 31, 2012	1,244	$ 5.97	$ 432
Exercisable at December 31, 2011	840	$ 6.32	$ 1,422
Exercisable at December 31, 2012	925	$ 6.13	$ 425
Available for future grant at January 1, 2012	239		
Available for future grant at December 31, 2012	359		

The number of shares available for future grant at December 31, 2012, does not include a total of up to 267 shares subject to options outstanding under the 2001 stock option plan and non-employee directors' stock option plan which will become available for grant under the 2006 Equity Incentive Plan in the event of the expiration of said options.

The weighted-average remaining contractual term of options exercisable and outstanding at December 31, 2012, were 4.46 and 5.54 years, respectively. The total intrinsic value of options exercised during fiscal 2012, 2011, and 2010, was $84, $163, and $55, respectively.

The weighted-average per share fair value of options granted was $3.84, $2.57, and $1.86, in 2012, 2011, and 2010, respectively, using the Black-Scholes option-pricing model.

For disclosure purposes, the fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2012	2011	2010
Dividend yield	0.0%	0.0%	0.0%
Expected volatility	68.94 – 72.71%	68.68 – 69.22%	62.03 – 62.16%
Risk-free interest rate	.83 – 1.10%	2.06 - 2.22%	2.35 - 2.52%
Expected life (years)	5.0 – 6.0	5.0	5.0

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of subjective assumptions, including the expected stock price volatility. Because the Company's options have characteristics different from those of traded options, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of its options.

The Company calculates expected volatility for stock options and awards using the Company's historical volatility.

The expected term for stock options and awards is calculated based on the Company's estimate of future exercise at the time of grant.

The Company currently estimates a five percent forfeiture rate for stock options and continually reviews this estimate.

The risk-free rates for the expected terms of the stock options and awards and the employee stock purchase plan is based on the U.S. Treasury yield curve in effect at the time of grant.

The Company recorded $414, $214, and $474 of non-cash stock option expense for the years ended December 31, 2012, 2011 and 2010, respectively. As of December 31, 2012, there was $685 of total unrecognized compensation costs related to non-vested awards that is expected to be recognized over a weighted-average period of 1.67 years.

The Company also has an Employee Stock Purchase Plan (the "Purchase Plan"). The Purchase Plan initially provided that a maximum of 100 shares may be sold under the Purchase Plan as of the date of adoption. On April 27, 2011, the Company's shareholders approved an amendment to the Purchase Plan to increase the number of shares which may be purchased under the plan by an additional 100 shares. There were 20, 17, and 15 shares purchased under the plan for the years ended December 31, 2012, 2011 and 2010, respectively.

12. INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted income (loss) per share:

	Twelve months ended December 31, 2012	2011	2010
Numerators:			
Income (loss) before discontinued operations	$ 709	$ (1,425)	$ 655
Loss from discontinued operations, net of taxes and gain on sale	—	—	(294)
Net income (loss)	$ 709	$ (1,425)	$ 361
Denominator:			
Basic – weighted shares outstanding	5,669	5,599	5,484
Weighted shares assumed upon exercise of stock options	219	—	51
Diluted – weighted shares outstanding	5,888	5,599	5,535
Basic earnings (loss) per share:			
Continuing operations	$ .13	$ (.25)	$ 0.12
Discontinued operations	—	—	(0.05)
Basic earnings (loss) per share:	$ .13	$ (.25)	$ 0.07
Diluted earnings (loss) per share:			
Continuing operations	$ .12	$ (.25)	$ 0.12
Discontinued operations	—	—	(0.05)
Diluted earnings (loss) per share:	$ .12	$ (.25)	$ 0.07

The Company excluded stock options of 411, 1,085, and 575, in 2012, 2011, and 2010, respectively, from the computation of the diluted income per share as their effect would be anti-dilutive. For additional disclosures regarding the stock options, see Note 11.

13. CONTINGENCIES AND COMMITMENTS

The Company is a defendant along with a number of other parties in lawsuits alleging that plaintiffs have or may have contracted asbestos-related diseases as a result of exposure to asbestos products or equipment containing asbestos sold by one or more named defendants. These lawsuits relate to the discontinued heat technologies segment which was sold in March 2005. Due to the non-informative nature of the complaints, the Company does not know whether any of the complaints state valid claims against the Company. Certain insurance carriers have informed the Company that the primary policies for the period August 1, 1970-1978 have been exhausted and that the carriers will no longer provide defense and insurance coverage under those policies. However, the Company has other primary and excess insurance policies that the Company believes afford coverage for later years. Some of these other primary insurers have accepted defense and insurance coverage for these suits, and some of them have either ignored the Company's tender of defense of these cases, or have denied coverage, or have accepted the tenders but asserted a reservation of rights and/or advised the Company that they need to investigate further. Because settlement payments are applied to all years a litigant was deemed to have been exposed to asbestos, the Company believes that it will have funds available for defense and insurance coverage under the non-exhausted primary and excess insurance policies. However, unlike the older policies, the more recent policies have deductible amounts for defense and settlements costs that the Company will be required to pay; accordingly, the Company expects that its litigation costs will increase in the future. Further, many of the policies covering later years (approximately 1984 and thereafter) have exclusions for any asbestos products or operations, and thus do not provide insurance coverage for asbestos-related lawsuits. The Company does not believe that the asserted exhaustion of some of the primary insurance coverage for the 1970-1978 period will have a material adverse effect on its financial condition, liquidity, or results of operations. Management believes that the number of insurance carriers involved in the defense of the suits, and the significant number of policy years and policy limits under which these insurance carriers are insuring the Company, make the ultimate disposition of these lawsuits not material to the Company's consolidated financial position or results of operations.

The Company's former wholly owned French subsidiary, Selas SAS, filed for insolvency in France and is being managed by a court appointed judiciary administrator. The Company may be subject to additional litigation or liabilities as a result of the French insolvency proceeding.

The Company is also involved in other lawsuits arising in the normal course of business. While it is not possible to predict with certainty the outcome of these matters, management is of the opinion that the disposition of these lawsuits and claims will not materially affect our consolidated financial position, liquidity or results of operations.

Total rent expense for 2012, 2011, and 2010 under leases pertaining primarily to engineering, manufacturing, sales and administrative facilities, with an initial term of one year or more, aggregated $1,531, $1,497, and $1,365, respectively. Remaining rentals payable under such leases are as follows: 2013- $1,363; 2014 - $860; 2015 - $946; 2016 - $447; 2017 - $223, which includes two leased facilities in Minnesota that expire in 2013 and 2016, two leased facilities in Maine that expire in 2014 and 2017, one leased facility in California that expires in 2014, one leased facility in Singapore that expires in 2015, one leased facility in Indonesia that expires in 2016 and one leased facility in Germany that expires in 2017. Certain leases contain renewal options as defined in the lease agreements.

On October 5, 2007, the Company entered into employment agreements with its executive officers. The agreements call for payments ranging from seven months to two years base salary and unpaid bonus, if any, to the executives should there be a change of control as defined in the agreement and the executives are not retained for a period of at least one year following such change of control. Under the agreements, all stock options granted to the executives would vest immediately and be exercisable in accordance with the terms of such stock options. The Company also agreed that if it enters into an agreement to sell substantially all of its assets, it will obligate the buyer to fulfill its obligations pursuant to the agreements. The agreements terminate, except to the extent that any obligation remains unpaid, upon the earlier of termination of the executive's employment prior to a change of control or asset sale for any reason or the termination of the executive after a change of control for any reason other than by involuntary termination as defined in the agreements.

On July 20, 2008, the Company entered into a strategic alliance agreement with Dynamic Hearing Pty Ltd ("Dynamic Hearing"). Effective October 1, 2008, Dynamic Hearing granted a license to the Company to use certain of Dynamic Hearing's technology. The initial term of the agreement was five years from the date of execution with an extension available upon agreement of the parties within two months of the expiration of the initial term; however, either party had ability to terminate the agreement after the second year of the term upon three months notice. The Company agreed to pay Dynamic Hearing: (i) an annual fee for access to the technology licensed pursuant to the agreement and (ii) an additional "second component" fee to maintain exclusive rights granted to the Company with respect to hearing health products. Additionally, IntriCon agreed to make royalty payments on products that incorporate Dynamic Hearing's technology, and Dynamic Hearing has also agreed to provide the Company with engineering and other services in connection with the licensed technology. Minimal royalty payments were made for the years ended December 31, 2012 2011, and 2010. The Company recorded $1,000 payable to Dynamic Hearing for the first two years of exclusive license fees described above which was paid during 2010. In January of 2011, the strategic alliance agreement was amended to, among other things, remove the "second component" fee for the remainder of the term and extend the date after which either party can terminate the agreement through December 2012. Exclusive rights and engineering and other services were amortized through September 2010. The technology access fee will be amortized through September 2017, the estimated useful life and is included in other assets, net on the balance sheet. The technology access fee asset was $380 and $312 as of December 31, 2012 and 2011, respectively.

14. RELATED-PARTY TRANSACTIONS

One of the Company's subsidiaries leases office and factory space from a partnership consisting of three present or former officers of the subsidiary, including Mark Gorder, a member of the Company's Board of Directors and the President and Chief Executive Officer of the Company. The subsidiary is required to pay all real estate taxes and operating expenses. The total base rent expense, real estate taxes and other charges incurred under the lease was approximately $490, $486 and $477 for each of the years ended 2012, 2011 and 2010.

The Company uses the law firm of Blank Rome LLP for legal services. A partner of that firm is the son-in-law of the Chairman of our Board of Directors. The Company paid approximately $174, $217, and $205 to Blank Rome LLP for legal services and costs in 2012, 2011 and 2010, respectively. The Chairman of our Board of Directors is considered independent under applicable NASDAQ and SEC rules because (i) no payments were made to the Chairman or the partner directly in exchange for the services provided by the law firm and (ii) the amounts paid to the law firm did not exceed the thresholds contained in the NASDAQ standards. Furthermore, the aforementioned partner does not provide any legal services to the Company and is not involved in billing matters.

15. STATEMENTS OF CASH FLOWS

Supplemental disclosures of cash flow information:

	Years ended December 31,		
	2012	2011	2010
Interest received	$ 1	$ 1	$ 2
Interest paid	594	461	531
Income taxes paid	5	4	7
Shares issued for director services in lieu of fees	6	10	10
Retirement of treasury shares	—	1,265	—
Receivables on the sale of Global Coils	721	—	—

16. INVESTMENT IN PARTNERSHIPS

In December 2006, the Company joined the Hearing Instrument Manufacturers Patent Partnership (K/S HIMPP). Members of the partnership include the largest six hearing aid manufacturers as well as several other smaller manufacturers. The purchase price of $1,800 included a 9% equity interest in K/S HIMPP as well as a license agreement that grants the Company access to over 45 US registered patents. The Company accounted for the K/S HIMPP investment using the equity method of accounting for common stock, as the equity interest is deemed to be "more than minor". The company paid the final principal installment under the purchase agreement of $240 in 2012. The investment in the partnership exceeded underlying net assets by approximately $1,475 at the time of the agreement. Based on the final assessment of the partnership, the Company determined that approximately $345 of the excess of the investment over the underlying partnership net assets relates to underlying patents (amortized on a straight-line basis over ten years). The remaining $1,130 of the excess of the investment over the underlying partnership net assets was assigned to the non-exclusive patent license agreement (amortized on a straight-line basis over ten years). The Company recorded a $166, $34 and $191 decrease in the carrying amount of the investment, reflecting amortization of the patents, patent license agreement and the Company's portion of the partnership's operating results for the years ended December 31, 2012, 2011 and 2010, respectively. The carrying amount of the K/S HIMPP partnership is $773 and $903 at December 31, 2012 and 2011, respectively. As of December 31, 2012, amortization remaining for each of the years ending December 31, 2013 through 2016 is $148.

In August 2012, the Company sold its 50% interest in its Global Coils joint venture to its joint venture partner Audemars SA. The Global Coils joint venture is in the business of marketing, designing, manufacturing, and selling audio coils to the hearing health industry. Audemars paid $426 in cash at closing and will make future payments, both one time and recurring, as specified in the purchase agreement. Audemars also transferred certain hearing health inventory to IntriCon. The Company recorded a gain on the sale of $822 in the gain on sale of investment in partnership line of the accompanying statement of operations.

The net gain was computed as follows:

Cash proceeds	$ 426
Receivables	721
Inventory	186
Net assets disposed	(486)
Transaction costs	(25)
Gain on sale	$ 822

The receivables are made up of installment payments and estimated royalties and are included in other current assets and other assets on the balance sheet based on payment terms. The Company measured the fair value of the estimated royalties based on level 3 inputs which are considered unobservable inputs that are not corroborated by market data. The Company used future estimated cash flows discounted to their present value to calculate fair value. The discount rate used was the value-weighted average of the Company's estimated cost of capital derived using both known and estimated customary market metrics. Actual royalty payments may differ from the Company's estimate which could adversely affect the Company's results of operations.

Prior to the sale of the Company's Global Coils joint venture, the Company recorded a $50 increase in the carrying amount of the investment, reflecting the Company's portion of the joint venture's operating results for the year ended December 31, 2012. The Company recorded an increase of approximately $208 and $56 in the carrying amount of the investment for the years ended December 31, 2011 and 2010. The carrying amount of the investment was $0 and $380 at December 31, 2012 and 2011, respectively. The Company had a receivable of approximately $376 related to management fees as of December 31, 2011.

17. REVENUE BY MARKET

The following table set forth, for the periods indicated, net revenue by market:

	Years Ended December 31,		
	2012	2011	2010
Body-Worn Device Segment			
Medical	$ 24,463	$ 22,923	$ 24,594
Hearing Health	23,806	21,032	21,007
Professional Audio Communications	15,664	12,103	13,096
Total Net Sales	$ 63,933	$ 56,058	$ 58,697

ITEM 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

ITEM 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures. As of the end of the period covered by this report (the "Evaluation Date"), the Company carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer (principal executive officer) and the Chief Financial Officer (principal financial officer), of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) of the Exchange Act). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in applicable rules and forms, and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control Over Financial Reporting. The report of management required under this Item 9A is contained in Item 8 of this Annual Report on Form 10-K under the caption "Management's Report on Internal Control Over Financial Reporting."

Changes in Internal Controls over Financial Reporting. There were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the most recent fiscal quarter covered by this report that would have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 9B. Other Information

None.

PART III

ITEM 10. Directors, Executive Officers and Corporate Governance

The information called for by Item 10 is incorporated by reference from the Company's definitive proxy statement relating to its 2013 annual meeting of shareholders, including but not necessarily limited to the sections of the 2013 proxy statement entitled "Proposal 1 – Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance."

The information concerning executive officers contained in Item 4A hereof is incorporated by reference into this Item 10.

Code of Ethics

The Company has adopted a code of ethics that applies to its directors, officers and employees, including its principal executive officer, principal financial and accounting officer, controller and persons performing similar functions. Copies of the Company's code of ethics are available without charge upon written request directed to Cari Sather, Director of Human Resources, IntriCon Corporation, 1260 Red Fox Road, Arden Hills, MN 55112. The Company intends to satisfy the disclosure requirement under Item 10 of Form 8-K regarding any future amendments to a provision of its code of ethics by posting such information on the Company's website: www.intricon.com.

ITEM 11. Executive Compensation

The information called for by Item 11 is incorporated by reference from the Company's definitive proxy statement relating to its 2013 annual meeting of shareholders, including but not necessarily limited to the sections of the 2013 proxy statement entitled "Director Compensation for 2012," and "Executive Compensation".

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information called for by Item 12 is incorporated by reference from the Company's definitive proxy statement relating to its 2013 annual meeting of shareholders, including but not necessarily limited to the section of the 2013 proxy statement entitled "Share Ownership of Certain Beneficial Owners, Directors and Certain Officers."

Equity Compensation Plan Information

The following table details information regarding the Company's existing equity compensation plans as of December 31, 2012:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights		(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders(1).........	1,139	$	6.19	447
Equity compensation plans not approved by security holders(2)...	105	$	3.68	—
Total..	1,244	$	5.97	447

(1) The amount shown in column (c) includes 359 shares issuable under the Company's 2006 Equity Incentive Plan (the "2006 Plan") and 88 shares available for purchase under the Company's Employee Stock Purchase Plan. Under the terms of the 2006 Plan, as outstanding options under the Company's 2001 Stock Option Plan and Non-Employee Directors' Stock Option Plan expire, the shares of common stock subject to the expired options will become available for issuance under the 2006 Plan. As of December 31, 2012, 267 shares of common stock were subject to outstanding options under the 2001 Stock Option Plan and Non-Employee Directors' Stock Option Plan. Accordingly, if any of these options expire, the shares of common stock subject to expired options also will be available for issuance under the 2006 Plan.

(2) Represents shares issuable under the Non-Employee Directors Stock Option Plan, the ("Non-Employee Directors Plan"), pursuant to which directors who are not employees of the Company or any of its subsidiaries were eligible to receive options. The exercise price of the option was the fair market value of the stock on the date of grant. Options become exercisable in equal one-third annual installments beginning one year from the date of grant, except that the vesting schedule for discretionary grants is determined by the Compensation Committee. As a result of the approval of the 2006 Plan by the shareholders at the 2006 annual meeting of shareholders, no further grants will be made pursuant to the Non-Employee Directors Plan.

ITEM 13. Certain Relationships and Related Transactions, and Director Independence

The information called for by Item 13 is incorporated by reference from the Company's definitive proxy statement relating to its 2013 annual meeting of shareholders, including but not necessarily limited to the sections of the 2013 proxy statement entitled "Certain Relationships and Related Party Transactions" and "Independence of the Board of Directors."

ITEM 14. Principal Accounting Fees and Services

The information called for by Item 14 is incorporated by reference from the Company's definitive proxy statement relating to its 2013 annual meeting of shareholders, including but not necessarily limited to the sections of the 2013 proxy statement entitled "Independent Registered Public Accounting Fee Information."

PART IV

ITEM 15. Exhibits, Financial Statement Schedules

(a) The following documents are filed as a part of this report:

1) Financial Statements – The consolidated financial statements of the Registrant are set forth in Item 8 of Part II of this report.

Consolidated Statements of Operations for the years ended December 31, 2012, 2011 and 2010.

Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2012, 2011 and 2010.

Consolidated Balance Sheets at December 31, 2012 and 2011.

Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010.

Consolidated Statements of Shareholders' Equity for the years ended December 31, 2012, 2011 and 2010.

Notes to Consolidated Financial Statements.

2) Financial Statement Schedules

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SUPPLEMENTARY INFORMATION

To the Shareholders, Audit Committee and Board of Directors
IntriCon Corporation and Subsidiaries
Arden Hills, Minnesota

Our audits were made for the purpose of forming an opinion on the basic 2012, 2011 and 2010 consolidated financial statements of IntriCon Corporation and Subsidiaries taken as a whole. The consolidated supplemental schedule II is presented for purposes of complying with the Securities Exchange Commission's rules and is not a part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in our audits of the 2012, 2011 and 2010 basic consolidated financial statements and, in our opinion, is fairly stated in all materials respects in relation to the basic consolidated financial statements taken as a whole.

/s/ BAKER TILLY VIRCHOW KRAUSE, LLP

Minneapolis, Minnesota

March 13, 2013

Schedule II - Valuation and Qualifying Accounts

INTRICON CORPORATION AND SUBSIDIARY COMPANIES

Valuation and Qualifying Accounts
December 31, 2012, 2011 and 2010.

Description	Balance at beginning of Year	"Addition" charged to costs and expense	"Less" deductions	Balance at end of year
Year ended December 31, 2012				
Allowance for doubtful accounts	$ 223	$ 1	$ 70(a)	$ 154
Deferred tax asset valuation allowance	$ 9,010	$ —	$ 264	$ 8,746
Year ended December 31, 2011				
Allowance for doubtful accounts	$ 219	$ 5	$ 1(a)	$ 223
Deferred tax asset valuation allowance	$ 8,361	$ 649	$ —	$ 9,010
Year ended December 31, 2010				
Allowance for doubtful accounts	$ 226	$ 50	$ 57(a)	$ 219
Deferred tax asset valuation allowance	$ 8,760	$ 1,069	$ 1,468	$ 8,361

a) Uncollectible accounts written off.

All other schedules are omitted because they are not applicable, or because the required information is included in the consolidated financial statements or notes thereto.

3) Exhibits –

2.1 Asset purchase agreement dated March 31, 2005 among the Company and Selas Heat Technology, LLP (Schedules and exhibits are omitted pursuant to Regulation S-K, Item 601(b)(2); IntriCon Corporation agrees to furnish a copy of such schedules and/or exhibits to the Securities and Exchange Commission upon request) (Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.)

2.2 Asset Purchase Agreement by and among IntriCon Corporation, TI Acquisition Corporation, Tibbetts Industries, Inc. and certain shareholders of Tibbetts Industries, Inc. dated April 19, 2007. (Incorporated by reference from the Company's Current Report on Form 8-K filed with the Commission on April 23, 2007.)

2.3	Asset Purchase Agreement dated as of May 28, 2010 among RTIE Holdings LLC, RTI Electronics, Inc., and IntriCon Corporation. (Schedules and exhibits are omitted pursuant to Regulation S-K, Item 601(b)(2); IntriCon Corporation agrees to furnish a copy of such schedules and/or exhibits to the Securities and Exchange Commission upon request.) (Incorporated by reference from the Company's Current Report on Form 8-K filed with the Commission on June 3, 2010.)
3.1	The Company's Amended and Restated Articles of Incorporation, as amended. (Incorporated by reference from the Company's Current Report on Form 8-K filed with the Commission on April 24, 2008.)
3.2	The Company's Amended and Restated By-Laws. (Incorporated by reference from the Company's Current Report on Form 8-K filed with the Commission October 12, 2007.)
+ 10.1.1	2001 Stock Option Plan. (Incorporated by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 2000.)
+ 10.1.2	Form of Stock Option Agreement issued to executive officers pursuant to the 2001 Stock Option Plan. (Incorporated by reference from the Company's Current Report on Form 8-K filed with the Commission on April 26, 2005.)
+ 10.2	Supplemental Retirement Plan (amended and restated effective January 1, 1995). (Incorporated by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1995.)
10.3.1	Amended and Restated Office/Warehouse Lease, between Resistance Technology, Inc. and Arden Partners I. L.L.P. (of which Mark S. Gorder is one of the principal owners) dated November 1, 1996. (Incorporated by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1996.)
10.3.2	Amended and Restated Office/Warehouse Lease Second Extension Agreement dated as of October 20, 2011 between IntriCon Inc. and Arden Partners I, L.L.P. (Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2011.)
+ 10.4.1	Amended and Restated Non-Employee Directors' Stock Option Plan. (Incorporated by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 2001.)
+ 10.4.2	Form of Non-employee director Option Agreement for options issued pursuant to the Amended and Restated Non-Employee Directors Stock Option Plan. (Incorporated by reference from the Company's Current Report on Form 8- K filed with the Commission on October 3, 2005.)
+ 10.5	2006 Equity Incentive Plan. (Incorporated by reference from Appendix A to the Company's proxy statement filed with the SEC on March 15, 2010.)
+ 10.6	Form of Stock Option Agreement issued to executive officers pursuant to the 2006 Equity Incentive Plan. (Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.)
+ 10.7	Form of Stock Option Agreement issued to directors pursuant to the 2006 Equity Incentive Plan. (Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.)
+ 10.8	Non-Employee Directors Stock Fee Election Program. (Incorporated by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 2006.)
+ 10.9	Non-Employee Director and Executive Officer Stock Purchase Program, as amended. (Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.)
+ 10.10	Deferred Compensation Plan. (Incorporated by reference from the Company's Current Report on Form 8-K filed with the Commission on May 17, 2006.)
10.11	Land and Building Lease Agreement between Resistance Technology, Inc. and MDSC Partners, LLP dated June 15, 2006. (Incorporated by reference from the Company's Current Report on Form 8-K filed with the Commission on June 21, 2006.)

10.12	Agreement by and between K/S HIMPP and IntriCon Corporation dated December 1, 2006 and the schedules thereto. (Incorporated by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 2006.)
+ 10.13	Employment Agreement with Mark S. Gorder. (Incorporated by reference from the Company's Current Report on Form 8-K filed with the Commission October 12, 2007.)
+ 10.14	Form of Employment Agreement with executive officers. (Incorporated by reference from the Company's Current Report on Form 8-K filed with the Commission October 12, 2007.)
10.15	Strategic Alliance Agreement among IntriCon Corporation and Dynamic Hearing Pty Ltd effective as of October 1, 2008 (Incorporated by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 2008.)
10.16	First Amendment to Strategic Alliance Agreement among IntriCon Corporation and Dynamic Hearing Pty Ltd effective as of January 1, 2011 (Incorporated by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 2011.)
10.17.1	Loan and Security Agreement dated as of August 13, 2009 by and among IntriCon Corporation, RTI Electronics, Inc., IntriCon Tibbetts Corporation, IntriCon Datrix Corporation (f/k/a Jon Barron, Inc.) and The PrivateBank and Trust Company (Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.)
10.17.2	First Amendment and Waiver dated March 12, 2010 to Loan and Security Agreement dated as of August 13, 2009 by and among IntriCon Corporation, RTI Electronics, Inc., IntriCon Tibbetts Corporation, IntriCon Datrix Corporation and The PrivateBank and Trust Company. (Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010.)
10.17.3	Second Amendment to Loan and Security Agreement and Limited Consent dated as of August 12, 2011 to Loan and Security Agreement dated as of August 13, 2009 by and among IntriCon Corporation, IntriCon, Inc., IntriCon Tibbetts Corporation, IntriCon Datrix Corporation and The PrivateBank and Trust Company (Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2011.)
10.17.4	Third Amendment to Loan and Security Agreement and Waiver dated as of March 1, 2012 to Loan and Security Agreement dated as of August 13, 2009 by and among IntriCon Corporation, IntriCon, Inc., IntriCon Tibbetts Corporation, IntriCon Datrix Corporation and The PrivateBank and Trust Company (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2012).
10.17.5	Fourth Amendment to Loan and Security Agreement and Consent among the Company, IntriCon, Inc., IntriCon Tibbetts Corporation , IntriCon Datrix Corporation and The PrivateBank and Trust Company, dated as of August 6, 2012 (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the Quarter ended June 30, 2012.)
10.17.6	Fifth Amendment to Loan and Security Agreement among the Company, IntriCon, Inc., IntriCon Tibbetts Corporation, IntriCon Datrix Corporation and The PrivateBank and Trust Company, dated as of December 21, 2012. (incorporated by reference to the Company's Current Report on Form 8-K filed with the Commission on December 21, 2012.)
10.18	Revolving Credit Note issued to The PrivateBank and Trust Company dated August 13, 2009 (Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.)
10.19.1	Term Note issued to The PrivateBank and Trust Company dated August 13, 2009 (Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.)
10.19.2	Term Note dated August 12, 2011 from IntriCon Corporation, IntriCon, Inc., IntriCon Tibbetts Corporation and IntriCon Datrix Corporation to The PrivateBank and Trust Company (Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2011.)
10.20	Subordinated Non-Negotiable Promissory Note issued to Jon V. Barron dated August 13, 2009 (Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.)

10.21	Amended and Restated Sale or Change of Control, Exclusivity and Noncompete Agreement dated November 12, 2011 between IntriCon Corporation and United Healthcare Services, Inc. (Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2011.)
+ 10.22	Annual Incentive Plan for Executives and Key Employees. (Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2012.)
21*	List of significant subsidiaries of the Company.
23.1*	Consent of Independent Registered Public Accounting Firm (Baker Tilly Virchow Krause, LLP).
31.1*	Certification of principal executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of principal financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1*	Certification of principal executive officer pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2*	Certification of principal financial officer pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1	Shareholders Agreement dated October 10, 2011 by and among the Company, United Healthcare Services, Inc., Mark S. Gorder, Michael J. McKenna, Robert N. Masucci, Nicolas A. Giordano, Philip N. Seamon, Christopher D. Conger, Michael P. Geraci, Scott Longval, Dennis L. Gonsior, and Greg Gruenhagen (Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2011.)
101†	The following materials from IntriCon Corporation's Annual Report on Form 10-K for the year ended December 31, 2012, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Operations for the years ended December 31, 2012, 2011 and 2010; (ii) Consolidated Statements of Comprehensive Income (Loss); (iii) Consolidated Balance Sheets as of December 31, 2012 and 2011; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010; (v) Consolidated Statements of Shareholders' Equity for the years ended December 31, 2012, 2011 and 2010; and (vi) Notes to Consolidated Financial Statements.

* Filed herewith.
+ Denotes management contract, compensatory plan or arrangement.
† Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files in Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Exchange Act and otherwise are not subject to liability under those sections.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTRICON CORPORATION
(Registrant)

By: /s/ Scott Longval
Scott Longval
Chief Financial Officer, Treasurer and Secretary

Dated: March 13, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Mark S. Gorder
Mark S. Gorder
President and Chief Executive
Officer and Director (principal executive officer)
March 13, 2013

/s/ Scott Longval
Scott Longval
Chief Financial Officer
Treasurer and Secretary
(principal accounting and financial officer)
March 13, 2013

/s/Nicholas A. Giordano
Nicholas A. Giordano
Director
March 13, 2013

/s/Robert N. Masucci
Robert N. Masucci
Director
March 13, 2013

/s/ Michael J. McKenna
Michael J. McKenna
Director
March 13, 2013

/s/ Philip N. Seamon
Philip N. Seamon
Director
March 13, 2013

EXHIBIT INDEX

EXHIBITS:

21 List of significant subsidiaries of the Company.

23.1 Consent of Independent Registered Public Accounting Firm (Baker Tilly Virchow Krause, LLP).

31.1 Certification of principal executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of principal financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification of principal executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

32.2 Certification of principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

101† The following materials from IntriCon Corporation's Annual Report on Form 10-K for the year ended December 31, 2012, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Operations for the years ended December 31, 2012, 2011 and 2010; (ii) Consolidated Statements of Comprehensive Income (Loss); (iii) Consolidated Balance Sheets as of December 31, 2012 and 2011; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010; (v) Consolidated Statements of Shareholders' Equity for the years ended December 31, 2012, 2011 and 2010; and (vi) Notes to Consolidated Financial Statements.

† Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files in Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Exchange Act and otherwise are not subject to liability under those sections.

EXHIBIT 21.1

Significant Subsidiaries of
IntriCon Corporation

Subsidiary	Place of Incorporation
IntriCon GmbH Vertrieb von Elecktronikteilen	Germany
IntriCon, Inc. (formerly Resistance Technology, Inc.)	Minnesota
IntriCon PTE LTD.	Singapore
PT IntriCon Indonesia	Indonesia
IntriCon Tibbetts Corporation	Maine
IntriCon Datrix Corporation	California

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form S-3 (File No. 33-33712) and Forms S-8 (No. 333-16377, 333-66433, 333-59694, 333-129104, 333-134256, 333-145577, 333-168586, 333-173837 and 333-181160) of IntriCon Corporation and Subsidiaries of our reports dated March 13, 2013, relating to the consolidated financial statements and the financial statement schedule, which appear on pages 34 and 60 of this annual report on Form 10-K for the year ended December 31, 2012.

/s/ BAKER TILLY VIRCHOW KRAUSE, LLP

Minneapolis, Minnesota
March 13, 2013

EXHIBIT 31.1

CERTIFICATION

I, Mark S. Gorder, certify that:

1. I have reviewed this annual report on Form 10-K of IntriCon Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 13, 2013

/s/ Mark S. Gorder
Chief Executive Officer
(principal executive officer)

EXHIBIT 31.2

CERTIFICATION

I, Scott Longval, certify that:

1. I have reviewed this annual report on Form 10-K of IntriCon Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 13, 2013

/s/ Scott Longval
Chief Financial Officer
(principal financial officer)

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C.SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Mark S. Gorder, Chief Executive Officer (principal executive officer) of IntriCon Corporation (the "Company"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that:

1) the annual report on Form 10-K of the Company for the year ended December 31, 2012 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 13, 2013

/s/ Mark S. Gorder
Mark S. Gorder
President and Chief Executive Officer
(principal executive officer)

The foregoing certification is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Section 1350 of Chapter 63 of Title 18 of the United States Code) and is not being filed as part of the Report or as a separate disclosure document.

EXHIBIT 32.2

CERTIFICATION PURSUANT TO
18 U.S.C.SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Scott Longval, Chief Financial Officer (principal financial officer)of IntriCon Corporation (the "Company"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that:

1) the annual report on Form 10-K of the Company for the year ended December 31, 2012 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 13, 2013

/s/ Scott Longval
Scott Longval
Chief Financial Officer and Treasurer (principal financial officer)

The foregoing certification is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Section 1350 of Chapter 63 of Title 18 of the United States Code) and is not being filed as part of the Report or as a separate disclosure document.